NOTICE OF **2007** ANNUAL MEETING



FEDFIRST FINANCIAL CORPORATION

PROXY STATEMENT AND 2006 ANNUAL REPORT ON FORM 10-KSB

"There are no shortcuts to any place worth going" – Unknown Author

Dear Fellow Shareholder:

In my letter to you last year, I expressed my philosophy of "believing and succeeding" as key ingredients in leading FedFirst Financial Corporation and First Federal Savings Bank toward higher and more consistent levels of performance and sustainable earnings. I am pleased to report that our Team has made significant advances on several strategic initiatives.

Advances

The year 2006 continued to present us with opportunities to advance our strategic growth plan. In July, we opened our eighth branch of First Federal Savings Bank in Peters Township, Washington County. This significant event marked the first branch to be opened in over twenty years and the first to be geographically located outside our traditional Mon Valley market. The Peters Township market provides us with a greater demographic scale affording more growth opportunity.

Our Peters Township office was also the first branch office to be staffed according to our Model Branch plan. The Model Branch plan realigned the roles and responsibilities of our existing staff and added Market Managers to the mix to create a dynamic sales culture. A critical factor in transitioning to a sales culture is the creation of sales and relationship opportunities outside of the Bank. Our Market Managers are charged with the responsibility of calling on small businesses and other consumers in their respective markets for the purpose of proactively driving business. Once opportunities are identified and developed, Market Managers work with Branch Service Managers, managers of our internal branch staffs, to create a personal and unique customer experience. Currently, we employ three Market Managers who work in distinct markets – Peters Township, mid Mon Valley and Uniontown-Perryopolis.

A fundamental but important shift in our business began in 2006 and involved basic banking tenets of asset and liability management and customer relationship building. During 2005, $12.5 million in deposits exited the Bank. I am pleased that in 2006, as a result of building a team of quality individuals who focus intensely on a proactive sales plan and building customer relationships, deposits grew by $18.6 million.

We are also encouraged by our growth in consumer and commercial lending. Several new deposit and loan products were introduced to our customers in 2006. Consumer and commercial loan products are more profitable segments of our lending business. As a result, we can better provide quality products to meet customers' financial services needs, thereby building a more reliable and profitable source of income for the Bank.

Continuing Challenges

We positioned our Company for growth throughout 2006. And, as I stated in my message last year, "change does not occur without cost." At the time of last year's annual address, I did not fully appreciate the extent of the investments in the Company that would be necessary to support our long term growth strategy. Nor did I see the prolonged inverted yield curve.



Our earnings will continue to be challenged until:

1.) We have more time to fully develop our sales culture;

2.) The interest rate curve reverts to a more normalized shape and

3.) We offer additional products that will not only differentiate First Federal Savings Bank from our competition, but create a new, less rate sensitive revenue stream. We have progressive ideas in this regard that we look forward to implementing in the near future.

Our Future

The residents and communities we serve are realizing that First Federal wants to be their Bank, where performance counts and where relationships truly matter. We have created marketing pieces that feature our hometown, committed bankers who are willing and able to offer friendly and competitive financial solutions. We are more confident than ever that we can successfully compete against banks of all sizes in the markets we serve.

Our Board of Directors gets stronger with each addition. In 2006, David Wohleber, Executive Vice President and former Chief Financial Officer of Eat 'n Park Hospitality Group, Inc., joined our Board. Our Chairman, John LaCarte, now has 10 years experience as a leader and Board member. John Kish, Vice Chairman, continues to bring valuable experience to the Board as a former bank Chairman and CEO. I am pleased that management and the Board continue to enjoy an excellent working relationship.

We will be expanding our branch office network by opening our ninth branch in Washington, Pennsylvania, in June 2007. Washington, Pennsylvania is where our Executive Vice President, Pat O'Brien and I have spent a significant portion of our professional careers developing banking relationships. We are confident that those ties will help to foster our strategic growth.

I ask that you continue to join me in sharing the First Federal philosophy of believing and succeeding. We will strive to meet our strategic goals, while effectively managing our daily operations. We thank you for your support and look forward to meeting many of you at our next Annual Meeting of Stockholders on May 16, 2007.

"Far and away, the best prize that life offers is the chance to work hard at work worth doing." – Theodore Roosevelt

With appreciation of your trust and confidence,

John G. Robinson
President and Chief Executive Officer



Donner at Sixth Street
Monessen, Pennsylvania 15062
(724) 684-6800

NOTICE OF 2007 ANNUAL MEETING OF STOCKHOLDERS

TIME AND DATE .... 10:00 a.m. local time on Wednesday, May 16, 2007.

PLACE .... Anthony M. Lombardi Education Conference Center, Monongahela Valley Hospital, 1163 Country Club Road, Monongahela, Pennsylvania

ITEMS OF BUSINESS .... (1) The election of three directors of the Company for a term of three years;

(2) The ratification of the appointment of Edwards Sauer & Owens, P.C. as independent registered public accountants for the Company for the fiscal year ending December 31, 2007; and

(3) Such other matters as may properly come before the Annual Meeting or any postponements or adjournments of the Annual Meeting. The Board of Directors is not aware of any other business to come before the Annual Meeting.

RECORD DATE .... In order to vote, you must have been a stockholder at the close of business on March 23, 2007.

PROXY VOTING .... It is important that your shares be represented and voted at the meeting. You can vote your shares by completing and returning the proxy card or voting instruction card sent to you. Voting instructions are printed on your proxy card. You can revoke a proxy at any time prior to its exercise at the meeting by following the instructions in the proxy statement.

Patrick G. O'Brien
Corporate Secretary

April 18, 2007

NOTE: Whether or not you plan to attend the Annual Meeting, please vote by marking, signing, dating and promptly returning the enclosed proxy card in the enclosed envelope.

FEDFIRST FINANCIAL CORPORATION
PROXY STATEMENT

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of FedFirst Financial Corporation ("FedFirst Financial" or the "Company") to be used at the Annual Meeting of Stockholders ("Annual Meeting") of the Company. FedFirst Financial is the holding company for First Federal Savings Bank ("First Federal" or the "Bank"). The Annual Meeting will be held at the Anthony M. Lombardi Education Conference Center, Monongahela Valley Hospital, 1163 Country Club Road, Monongahela, Pennsylvania, on May 16, 2007 at 10:00 a.m., local time. This proxy statement and the enclosed proxy card are being first mailed to stockholders of record on or about April 18, 2007.

GENERAL INFORMATION ABOUT VOTING

Who Can Vote at the Meeting

You are entitled to vote your FedFirst Financial common stock only if the records of the Company show that you held your shares as of the close of business on March 23, 2007. As of the close of business on March 23, 2007, a total of shares of 6,707,500 FedFirst Financial common stock were outstanding and entitled to vote, including 3,636,875 shares of common stock held by FedFirst Financial Mutual Holding Company ("FFMHC"). Each share of common stock has one vote. The Company's Charter provides that, until April 6, 2010, record holders of the Company's common stock, other than FFMHC, who beneficially own, either directly or indirectly, in excess of 10% of the Company's outstanding shares are not entitled to any vote in respect of the shares held in excess of the 10% limit.

Attending the Meeting

If you are a beneficial owner of FedFirst Financial common stock held by a broker, bank or other nominee (i.e., in "street name"), you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of FedFirst Financial common stock held in street name in person at the meeting, you must obtain a written proxy in your name from the broker, bank or other nominee who is the record holder of your shares.

Quorum and Vote Required

The Annual Meeting will be held only if there is a quorum. A quorum exists if a majority of the outstanding shares of common stock entitled to vote is represented at the meeting. If you return valid proxy instructions or attend the meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted for purposes of determining the existence of a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

At this year's Annual Meeting, stockholders will elect three directors to serve for terms of three years. In voting on the election of directors, you may vote in favor of all nominees, withhold votes as to all nominees, or withhold votes as to specific nominees. There is no cumulative voting for the election of directors. Directors must be elected by a plurality of the votes cast at the Annual

Meeting. This means that the nominees receiving the greatest number of votes will be elected. Votes that are withheld and broker non-votes will have no effect on the outcome of the election.

In voting on the ratification of the appointment of Edwards Sauer & Owens, P.C. as independent auditors, you may vote in favor of the proposal, vote against the proposal or abstain from voting. This proposal will be decided by the affirmative vote of a majority of the shares represented at the Annual Meeting and entitled to vote. On this matter, abstentions will have the same effect as a negative vote and broker non-votes will have no effect on the voting.

Voting by Proxy

The Board of Directors of FedFirst Financial is sending you this proxy statement for the purpose of requesting that you allow your shares of FedFirst Financial common stock to be represented at the Annual Meeting by the persons named in the enclosed proxy card. All shares of FedFirst Financial common stock represented at the Annual Meeting by properly executed and dated proxy cards will be voted according to the instructions indicated on the proxy card. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by the Company's Board of Directors. **The Board of Directors recommends a vote "FOR" each of the nominees for director and "FOR" ratification of Edwards Sauer & Owens, P.C. as independent auditors.**

If any matters not described in this proxy statement are properly presented at the Annual Meeting, the persons named in the proxy card will use their own best judgment to determine how to vote your shares. This includes a motion to adjourn or postpone the Annual Meeting in order to solicit additional proxies. If the Annual Meeting is postponed or adjourned, your FedFirst Financial common stock may be voted by the persons named in the proxy card on the new Annual Meeting date as well, unless you have revoked your proxy. The Company does not know of any other matters to be presented at the Annual Meeting.

You may revoke your proxy at any time before the vote is taken at the meeting. To revoke your proxy, you must either advise the Corporate Secretary of the Company in writing before your common stock has been voted at the Annual Meeting, deliver a later dated proxy or attend the meeting and vote your shares in person. Attendance at the Annual Meeting will not in itself constitute revocation of your proxy.

If your FedFirst Financial common stock is held in "street name," you will receive instructions from your broker, bank or other nominee that you must follow in order to have your shares voted. Your broker, bank or other nominee may allow you to deliver your voting instructions via the telephone or the Internet. Please see the instruction form provided by your broker, bank or other nominee that accompanies this proxy statement.

Participants in the Bank's ESOP or 401(k) Plan

If you participate in the First Federal Savings Bank Employee Stock Ownership Plan (the "ESOP") or if you hold shares through the First Federal Savings Bank Retirement Plan ("401(k) Plan"), you will receive a voting instruction form for each plan that reflects all shares you may direct the trustees to vote on your behalf under the plans. Under the terms of the ESOP, the ESOP trustee votes all shares held by the ESOP, but each ESOP participant may direct the trustee how to vote the shares of common stock allocated to his or her account. The ESOP trustee, subject to the exercise of its fiduciary duties, will vote all unallocated shares of Company common stock held by the ESOP and allocated shares for which no voting instructions are received in the same proportion as shares for which it has received timely voting instructions. Under the terms of the 401(k) Plan, a participant is entitled to direct the trustee as to the shares in the FedFirst Financial Corporation Stock Fund credited to his or her account. The trustee will vote all shares for which no directions are given or for which instructions were not timely received in the same proportion as shares for which the trustee received voting instructions. The deadline for returning your voting instructions to each plan's trustee is May 9, 2007.

CORPORATE GOVERNANCE

General

FedFirst Financial periodically reviews its corporate governance policies and procedures to ensure that FedFirst Financial meets the highest standards of ethical conduct, reports results with accuracy and transparency and maintains full compliance with the laws, rules and regulations that govern FedFirst Financial's operations. As part of this periodic corporate governance review, the Board of Directors reviews and adopts best corporate governance policies and practices for FedFirst Financial.

Corporate Governance Policies and Procedures

FedFirst Financial has adopted a corporate governance policy to govern certain activities, including:

- the duties and responsibilities of each director;
- the composition, responsibilities and operation of the Board of Directors;
- the establishment and operation of Board committees;
- succession planning;
- convening executive sessions of independent directors;
- the Board of Directors' interaction with management and third parties; and
- the evaluation of the performance of the Board of Directors and of the chief executive officer.

FedFirst Financial has adopted a Code of Ethics and Business Conduct that is designed to ensure that the Company's directors and employees meet the highest standards of ethical conduct. The Code of Ethics and Business Conduct, which applies to all employees and directors, addresses conflicts of interest, the treatment of confidential information, general employee conduct and compliance with applicable laws, rules and regulations. In addition, the Code of Ethics and Business Conduct is designed to deter wrongdoing and promote honest and ethical conduct, the avoidance of conflicts of interest, full and accurate disclosure and compliance with all applicable laws, rules and regulations. A copy of the Code of Ethics and Business Conduct can be found in the Investor Relations section of the Company's website (www.firstfederal-savings.com).

Meetings of the Board of Directors

The Company and the Bank conduct business through meetings and activities of their Boards of Directors and their committees. During the year ended December 31, 2006, the Board of Directors of the Company held six (6) meetings and the Board of Directors of the Bank held twenty (20) meetings. No director attended fewer than 75% of the total meetings of the Company's Board of Directors.

The Board of Directors encourages directors to attend the Annual Meeting. All of the directors of the Company attended the Company's Annual Meeting in 2006.

Committees of the Board of Directors of FedFirst Financial

The following table identifies our standing committees and their members as of March 23, 2007.

Director	Audit Committee	Nominating/ Corporate Governance Committee	Compensation Committee
Richard B. Boyer	—	—	—
Joseph U. Frye	X	X	X*
John M. Kish	X	X	X
John J. LaCarte	X	X	X
Jack M. McGinley	X	X*	X
John G. Robinson	—	—	—
David L. Wohleber	X*	X	X
Number of Meetings in 2006	6	5	9

**Chairman*

Audit Committee. The Board of Directors has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The Audit Committee meets periodically with independent auditors and management to review accounting, auditing, internal control structure and financial reporting matters. Each member of the Audit Committee is independent in accordance with the listing standards of The NASDAQ Stock Market, LLC ("NASDAQ"). The Board of Directors has determined that John J. LaCarte and David L. Wohleber are "audit committee financial experts" as such term is defined by the rules and regulations of the Securities and Exchange Commission. The report of the Audit Committee required by the rules of the Securities and Exchange Commission is included in this proxy statement. See *"Proposal 2 - Ratification of Independent Auditors Report - Report of Audit Committee."*

Nominating/Corporate Governance Committee. The Nominating/Corporate Governance Committee takes a leadership role in shaping governance policies and practices, including recommending to the Board of Directors the corporate governance policies and guidelines applicable to FedFirst Financial and monitoring compliance with these policies and guidelines. In addition, the Nominating/Corporate Governance Committee is responsible for identifying individuals qualified to become Board members and recommending to the Board the director nominees for election at the next Annual Meeting. It recommends director candidates for each committee for appointment by the Board. Each member of the Nominating/Corporate Governance Committee is independent in accordance with the listing standards of NASDAQ. The procedures of the Nominating/Corporate Governance Committee required to be disclosed by the rules of the Securities and Exchange Commission are included in this proxy statement. See *"Nominating / Corporate Governance Committee Procedures."*

Compensation Committee. The Compensation Committee is responsible for all matters regarding FedFirst Financial's and First Federal's employee compensation and benefit programs. The Compensation Committee reviews all compensation components for the Company's Chief Executive Officer and other highly compensated executive officers' compensation including base salary, annual incentive, long-term incentives/equity, benefits and other perquisites. The Compensation Committee also reviews the recommendations of the Chief Executive Officer in determining the compensation of other executive officers. Decisions by the Compensation Committee with respect to the compensation of executive officers are approved by the full Board of Directors. Each member of the Compensation Committee is independent in accordance with the listing standards of NASDAQ.

Directors' Compensation

The following table sets forth the compensation received by non-employee directors for their service on our Board of Directors during 2006.

Director	Fees Earned or Paid in Cash	Stock Awards(1)	Stock Options(2)	Total
Joseph U. Frye	$21,600	$4,213	$3,292	$29,105
John M. Kish	21,600	4,213	3,292	29,105
John J. LaCarte	21,600	4,213	3,292	29,105
Jack M. McGinley	21,600	4,213	3,292	29,105
John M. McGinley(3)	9,000	2,106	—	11,106
David L. Wohleber	3,600	—	—	3,600

(1)Reflects the dollar amount recognized for financial statement reporting purposes in accordance with Statement of Financial Accounting Standards("SFAS") 123(R) for shares of restricted stock in 2006. For information on the assumptions used in the valuation of the Stock awards, see Note 12 of the Notes to the Consolidated Financial Statements contained in the Company's Annual Report on Form 10-KSB. All of the Stock awards were granted pursuant to the FedFirst Financial Corporation 2006 Equity Incentive Plan (the "2006 Incentive Plan") and vest in five equal annual installments commencing on August 8, 2007. The aggregate number of unvested shares of restricted stock held in trust for each of Messrs. Frye, Kish, LaCarte and Jack M. McGinley at December 31, 2006 was 5,000 shares. The aggregate number of unvested shares of restricted stock held in trust for Mr. John M. McGinley at December 31, 2006 was 2,500 shares.

(2)Reflects the dollar amount recognized for financial statement reporting purposes in accordance with SFAS 123(R). For information on the assumptions used in the valuation of the Stock options, see Note 12 of the Notes to the Consolidated Financial Statements contained in the Company's Annual Report on Form 10-KSB. All Stock options were granted pursuant to the 2006 Incentive Plan and vest in five equal annual installments commencing on August 8, 2007. The aggregate outstanding Stock options at December 31, 2006 for each of Messrs. Frye, Kish, LaCarte and Jack M. McGinley was 12,500.

(3)John M. McGinley, our former Chairman, retired from the Board of Directors on May 24, 2006. Mr. McGinley continues to serve the Company as director emeritus.

Cash Retainer and Meeting Fees for Non-Employee Directors. Each non-employee director of First Federal receives a monthly fee of $1,800. Directors do not receive any additional fees based upon committee membership or attendance at Board meetings. Neither FedFirst Financial nor FFMHC pays any fees to its directors.

Director Fee Continuation Agreement. We have entered into individual agreements with Joseph U. Frye, John J. LaCarte, John M. McGinley and Jack M. McGinley that provide the directors with a payment upon retirement in exchange for the directors' continued service to First Federal. Each participating director is entitled to a benefit equal to $100 ($400 for John M. McGinley, our former Chairman who retired as of the Company's 2006 Annual Meeting) for each full year of service (including any partial year that a director served in the year of retirement) payable to the director, or his beneficiary, in annual installments over a period of ten years. Payments under these agreements commence on the first day of the month following the date the director retires following his 65th birthday (75th birthday for John M. McGinley) and completion of ten full years of service with First Federal. In the event a director dies while serving on the Board of Directors, First Federal will pay an annual benefit equal to $100 ($400 for John M. McGinley) for each full year of service from the date of first service to the date of death. The death payment will be made either in a lump sum or in installments at the discretion of First Federal.

All payments under the agreements are subject to a vesting schedule of 10% for each full year of service with First Federal up to a maximum of 100%. The agreements terminate if a director voluntarily terminates service with First Federal prior to retirement or is terminated by First Federal without cause. The director, as severance, will then receive a sum equal to the accrued balance in his liability reserve account multiplied by his vested percentage. Severance payments under the agreements will be paid in ten annual installments.

Director Split Dollar Arrangements. We have entered into split dollar life insurance agreements with Joseph U. Frye, John J. LaCarte, John M. McGinley and Jack M. McGinley that provide for a cash payment in the event they die while in service with us. Under the terms of the agreements, we are the owners of and pay all the premiums on the life insurance policies under which the individuals are insured. These life insurance policies are single premium policies. The premiums, which totaled $830,000, were paid in full in 1999 when the split dollar arrangements were entered into with the directors. Under the split-dollar arrangements, if a director is in service at the time of his death, his designated beneficiary is entitled to an amount equal to the lesser of $25,000 ($50,000 for John M. McGinley), or the total insurance proceeds less the cash value of the policy. If a director is not in service at the time of his death, his designated beneficiary will receive a prorated benefit based on the director's years of service with First Federal. The remainder of the death benefit under the agreements is owned by First Federal.

Director Emeritus Program. First Federal maintains a director emeritus program for retired directors. Currently, the only director emeritus is John M. McGinley, our former Chairman. Under the program, a participating director is eligible to receive such compensation and benefits, if any, as determined from time to time by the Board of Directors. A director emeritus shall be eligible to participate in any plan of the Bank, or any affiliate, that grants stock-based benefits to non-employee directors. Additionally, while serving as a director emeritus, any unvested or un-exercisable stock-based awards held by a director emeritus will continue to vest or become exercisable, subject to the terms and conditions of the grant or plan under which the awards were granted.

STOCK OWNERSHIP

The following table provides information as of March 23, 2007 about the persons known to FedFirst Financial to be the beneficial owners of more than 5% of the Company's outstanding common stock. A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investing power.

Name	Number of Shares Owned	Percent of Common Stock Outstanding [1]
FedFirst Financial Mutual Holding Company Donner at Sixth Street Monessen, Pennsylvania 15062 (724) 684-6800	3,636,875[2]	54.2%

(1)Based on 6,707,500 shares of the Company's common stock outstanding and entitled to vote as of March 23, 2007.

(2)The members of the Board of Directors of FFMHC and FedFirst Financial Corporation also constitute the Board of Directors of First Federal.

The following table provides information as of March 23, 2007 about the shares of FedFirst Financial common stock that may be considered to be beneficially owned by each director, each executive officer named in the summary compensation table and all directors and executive officers of the Company as a group. A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, none of the shares listed are pledged as security, and each of the named individuals has sole voting power and sole investment power with respect to the number of shares shown. All directors and executive officers as a group own 2.8% of the Company's outstanding shares. None of the individual directors or executive officers owns more than one percent of the Company's outstanding shares based on 6,707,500 shares of the Company's common stock outstanding and entitled to vote as of March 23, 2007.

Name	Number of Shares Owned[(1)(2)]
Richard B. Boyer	24,766
Joseph U. Frye	20,000[(3)]
John M. Kish	10,000
John J. LaCarte	30,500[(4)]
Jack M. McGinley	14,650
Patrick G. O'Brien	17,002
John G. Robinson	24,105
David L. Wohleber	—
All directors and executive officers as a group (13 persons)	185,843

(1)This column includes shares of unvested restricted stock held in trust as part of the 2006 Incentive Plan with respect to which individuals have voting but not investment power as follows: Mr. Boyer-7,500 shares, Messrs. Frye, Kish, LaCarte and McGinley-5,000 shares, Mr. O'Brien-15,000 shares and Mr. Robinson-20,000. All restricted Stock awards vest in five equal annual installments commencing one year from the date of grant, which was August 8, 2006.

(2)Includes shares allocated to the account of individuals under the Bank's ESOP with respect to which individuals have voting but not investment power as follows: Mr. Boyer-2,266 shares, Mr. O'Brien-1,002, and Mr. Robinson-1,105.

(3)Includes 5,000 shares held in an individual retirement account of Mr. Frye's spouse.

(4)Includes 10,000 shares held by a corporation controlled by Mr. LaCarte.

PROPOSAL 1 - ELECTION OF DIRECTORS

The Company's Board of Directors consists of seven members, all of whom are independent under the listing standards of NASDAQ, except for Mr. Robinson, who is President and Chief Executive Officer of FedFirst Financial and First Federal, and Mr. Boyer, who is President of Exchange Underwriters, Inc., a subsidiary of First Federal. In determining director independence, the Board considered the commercial services provided to First Federal by businesses operated by Joseph U. Frye, Jack M. McGinley and John J. LaCarte. The amounts paid by First Federal for such services are not material to either First Federal or the businesses of Messrs. Frye, McGinley or LaCarte.

The Company's bylaws require that the Board of Directors be divided into three classes that are as equal in number as possible. Three directors will be elected at the Annual Meeting to serve for a three-year term, or until their respective successors have been elected and qualified. The Board of Directors' nominees for election this year are Richard B. Boyer, John M. Kish and David L. Wohleber. Each of the nominees is currently a director of FedFirst Financial and First Federal.

Unless you indicate on the proxy card that your shares should not be voted for certain nominees, the Board of Directors intends that the proxies solicited by it will be voted for the election of all of the Board's nominees. If any nominee is unable to serve, the persons named in the proxy card would vote your shares to approve the election of any substitute proposed by the Board of Directors. At this time, the Board of Directors knows of no reason why any nominee might be unable to serve.

The Board of Directors recommends a vote "FOR" the election of Richard B. Boyer, John M. Kish and David L. Wohleber.

Information regarding the Board of Directors' nominees and the directors continuing in office is provided below. The age indicated for each individual is as of December 31, 2006. The indicated period of service as a director includes the period of service as a director of First Federal.

Board Nominees for Election of Directors

The following directors are nominees for election for terms ending in 2010:

Richard B. Boyer has been President of Exchange Underwriters, Inc. since 1989. In June 2002, First Federal purchased an 80% interest in Exchange Underwriters, Inc., which had previously been 100% owned by Mr. Boyer. Mr. Boyer has also served as Vice President-Insurance of First Federal since 2003. Age 48. Director since 2002.

John M. Kish is a retired banker. Mr. Kish served as the Chairman and Chief Executive Officer of GA Financial, Inc. and its wholly-owned subsidiary, Great American Federal, from 1996 until May 2004. Age 61. Director since 2005.

David L. Wohleber is a Certified Public Accountant and Executive Vice President and former Chief Financial Officer of Eat'n Park Hospitality Group, Inc. He joined Eat'n Park in 1977 after serving as a senior audit manager with Price Waterhouse & Co. Age 63. Director since 2006.

Directors Continuing in Office

The following directors have terms ending in 2008:

Joseph U. Frye has served as President of Frye Construction since 1969. Mr Frye is also the owner of FCI Associates. Age 65. Director since 1996.

John J. LaCarte has been the President of Model Cleaners, Uniforms & Apparel LLC since 1992. Age 40. Director since 1998.

The following directors have terms ending in 2009:

Jack M. McGinley has been the Chief Executive Officer of McGinley Maintenance, Inc. since 1981. Age 51. Director since 1998.

John G. Robinson has served as President, Chief Executive Officer and a director of FedFirst Financial and First Federal since September 2005. Before joining FedFirst Financial, Mr. Robinson served as Senior Vice President of PNC Bank, Pittsburgh, from June 2001 to June 2005. Prior to serving as Senior Vice President, Mr. Robinson was Vice President of PNC Bank, Pittsburgh from 1986 to 2001. Age 56. Director since 2005.

PROPOSAL 2 - RATIFICATION OF INDEPENDENT AUDITORS

The Audit Committee of the Board of Directors has appointed Edwards Sauer & Owens, P.C. to be the Company's independent auditors for the 2007 fiscal year, subject to ratification by stockholders. A representative of Edwards Sauer & Owens, P.C. is expected to be present at the Annual Meeting to respond to appropriate questions from stockholders and will have the opportunity to make a statement should he or she desire to do so.

If the ratification of the appointment of the independent auditors is not approved by a majority of the votes cast by stockholders at the Annual Meeting, the Audit Committee will consider other independent auditors.

The Board of Directors recommends that stockholders vote "FOR" the ratification of the appointment of independent auditors.

Audit Fees

The following table sets forth the fees billed to the Company by Edwards Sauer & Owens, P.C.:

December 31,	2006	2005
Audit fees(1)	$89,868	$78,500
Audit related fees	—	—
Tax fees	5,650	—
All other fees(2)	2,650	—

(1)Consists of fees for professional services rendered for the audit of the Consolidated Financial Statements and the review of financial statements included in quarterly reports on Form 10-QSB.

(2)Fees for services rendered with respect to First Federal's new branch in Peters Township.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditor

The Audit Committee is responsible for appointing, setting compensation and overseeing the work of the independent auditor. In accordance with its charter, the Audit Committee approves, in advance, all audit and permissible non-audit services to be performed by the independent auditor. Such approval process ensures that the external auditor does not provide any non-audit services to the Company that are prohibited by law or regulation.

In addition, the Audit Committee has established a policy regarding pre-approval of all audit and permissible non-audit services provided by the independent auditor. Requests for services by the independent auditor for compliance with the auditor services policy must be specific as to the particular services to be provided.

The request may be made with respect to either specific services or a type of service for predictable or recurring services.

During the year ended December 31, 2006, all services were approved, in advance, by the Audit Committee in compliance with these procedures.

Report of the Audit Committee

The Company's management is responsible for the Company's internal controls and financial reporting process. The independent auditors are responsible for performing an independent audit of the Company's Consolidated Financial Statements and issuing an opinion on the conformity of those financial statements with generally accepted accounting principles. The Audit Committee oversees the Company's internal controls and financial reporting process on behalf of the Board of Directors.

In this context, the Audit Committee has met and held discussions with management and the independent auditors. Management represented to the Audit Committee that the Company's Consolidated Financial Statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. The Audit Committee discussed with the independent auditors matters required to be discussed by Statement on Auditing Standards No. 61 (Communication With Audit Committees), including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

In addition, the Audit Committee has received the written disclosures and the letter from the independent auditors required by the Independence Standards Board Standard No. 1 (Independence Discussions With Audit Committees) and has discussed with the independent auditors the auditors' independence from the Company and its management. In concluding that the auditors are independent, the Audit Committee considered, among other factors, whether the non-audit services provided by the auditors were compatible with its independence.

The Audit Committee discussed with the Company's independent auditors the overall scope and plans for their audit. The Audit Committee meets with the independent auditors, with and without management present, to discuss the results of their examination, their evaluation of the Company's internal controls, and the overall quality of the Company's financial reporting.

In performing all of these functions, the Audit Committee acts only in an oversight capacity. In its oversight role, the Audit Committee relies on the work and assurances of the Company's management, which has the primary responsibility for financial statements and reports, and of the independent auditors who, in their report, express an opinion on the conformity of the Company's Financial Statements to generally accepted accounting principles. The Audit Committee's oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions with management and the independent auditors do not assure that the Company's Financial Statements are presented in accordance with generally accepted accounting principles, that the audit of the Company's Consolidated Financial Statements has been carried out in accordance with the standards of the Public Company Accounting Oversight Board or that the Company's independent auditors are in fact "independent."

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited Consolidated Financial Statements be included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2006 for filing with the Securities and Exchange Commission. The Audit Committee and the Board of Directors also have approved, subject to stockholder ratification, the selection of the Company's independent auditors.

Audit Committee of the Board of Directors
of FedFirst Financial Corporation

David L. Wohleber (Chairman)
Joseph U. Frye
John M. Kish
John J. LaCarte
Jack M. McGinley

EXECUTIVE COMPENSATION

Summary Compensation Table

The following information is provided for our President and Chief Executive Officer and our two most highly compensated executive officers other than our President and Chief Executive Officer who received compensation totaling $100,000 or more during the year ended December 31, 2006.

Name and Principal Position	Year	Salary	Stock Awards[1]	Stock Options[2]	All Other Compensation	Total
John G. Robinson, President and Chief Executive Officer	2006	$180,566	$15,800	$16,850	$17,951[3]	$231,167
Patrick G. O'Brien, Executive Vice President and Chief Operating Officer	2006	163,284	11,850	12,638	32,869[4]	220,641
Richard B. Boyer, Vice President of First Federal and President of Exchange Underwriters	2006	172,507[5]	3,950	6,319	32,340[6]	215,116

(1)Reflects the dollar amount recognized for financial statement reporting purposes in accordance with SFAS 123(R). For information on the assumptions used in the valuation of the Stock awards, see Note 12 of the Notes to the Financial Statements contained in the Company's Annual Report on Form 10-KSB. All of the Stock awards were granted pursuant to the 2006 Incentive Plan and vest in five equal annual installments commencing on August 8, 2007.

(2)Reflects the dollar amount recognized for financial statement reporting purposes in accordance with SFAS 123(R). For information on the assumptions used in the valuation of the Stock options, see Note 12 of the Notes to the Financial Statements contained in the Company's Annual Report on Form 10-KSB. All Stock options were granted pursuant to the 2006 Incentive Plan and vest in five equal annual installments commencing on August 8, 2007.

(3)Includes $7,223 in employer contributions to 401(k) Plan and $10,728 for value of shares allocated under the ESOP. Does not include the aggregate amount of perquisites or other personal benefits, which was less than $10,000.

(4)Includes $6,531 in employer contributions to 401(k) Plan, $9,722 for value of shares allocated under the ESOP, and $16,616 in perquisites.

(5)Mr. Boyer's salary, which includes commissions, was paid by Exchange Underwriters, Inc.

(6)Includes $6,840 in employer contributions to 401(k) Plan, $10,393 for value of shares allocated under the ESOP and $15,107 in perquisites.

Employment Agreements. FedFirst Financial and First Federal have entered into employment agreements with John G. Robinson and Patrick G. O'Brien. Exchange Underwriters has entered into an employment agreement with Richard B. Boyer. The employment agreements are intended to ensure that the Company and its subsidiaries will be able to maintain a stable and competent management base.

The employment agreements with Mr. Robinson and Mr. O'Brien (referred to as the "executives" for the following discussion) provide for two-year terms subject to annual renewal by the Board of Directors. The agreements provide for base salaries of $184,000 and $168,000 for Mr. Robinson and Mr. O'Brien, respectively, subject to annual review by the Board. In addition to the base salaries, the agreements provide for, among other things, discretionary bonuses, participation in stock benefit plans and other fringe benefits applicable to executive personnel. The agreements provide for termination for cause, as defined in the agreements, at any time. If FedFirst Financial chooses to terminate an executive for reasons other than for cause, or if an executive resigns after specified circumstances that would constitute constructive termination, he (or, if he dies, his beneficiary) would be entitled to receive an amount equal to the remaining base salary payments due for the remaining term of the executive's agreement. FedFirst Financial would also continue and/or pay for the executive's health and dental coverage for the remaining term of the agreement.

Under each executive's agreement, if voluntary (upon circumstances discussed in the agreement) or involuntary termination follows a change in control of FedFirst Financial or First Federal, he (or, if he dies, his beneficiary) would be entitled to a severance payment equal to three times his annual base salary in effect at the time of the change in control plus the continuation of health and dental benefits for a period not exceeding three years. Section 280G of the Internal Revenue Code provides that severance payments that equal or exceed three times the individual's base amount are deemed to be "excess parachute payments" if they are contingent upon a change in control. Individuals receiving excess parachute payments are subject to a 20% excise tax on the amount of the payment in excess of the base amount, and the employer would not be entitled to deduct such amount. The executives will not be entitled to receive an excess parachute payment under the employment agreements.

All reasonable costs and legal fees paid or incurred by an executive in any dispute or question of interpretation relating to the employment agreement will be paid by FedFirst Financial if the executive is successful on the merits in a legal judgment, arbitration or settlement. The employment agreements also provide that we will indemnify the executives to the fullest extent legally allowable.

Effective June 1, 2002, Exchange Underwriters entered into an employment agreement with Richard B. Boyer, President of Exchange Underwriters. At the end of the six-year term, Exchange Underwriters may renew Mr. Boyer's employment agreement for an additional six years by giving written notice of renewal to Mr. Boyer not less than 90 days prior to the expiration of the first six year period. The agreement provides Mr. Boyer with a base salary of $100,000 per year, plus 20% of all commissions received by Exchange Underwriters from sales and/or renewals of insurance policies from a select customer specified in the agreement and 25% of all first-year commissions generated by Mr. Boyer and received by the company from sales of insurance policies to new customers. Mr. Boyer's compensation may be reviewed by Exchange Underwriters in the event of a material change in his business responsibilities during the term of the agreement. In addition to cash compensation, Mr. Boyer is entitled to receive health and welfare benefits, including disability and life insurance, on an equivalent basis to senior officers of First Federal. In the event Mr. Boyer becomes disabled his employment under the agreement will continue for a period of six months following the commencement of his disability.

Mr. Boyer's employment agreement may be terminated by Exchange Underwriters with or without cause (as defined in the agreement) and by Mr. Boyer with at least 60 days written notice to Exchange Underwriters. In the event the agreement is terminated: (i) for cause, as a result of Mr. Boyer's disability, or (ii) without cause, Exchange Underwriters will make monthly payments to Mr. Boyer for a period commencing on the termination date and ending on the scheduled expiration of the employment period. The payments will equal the sum of: (i) Mr. Boyer's monthly base salary, plus (ii) the average monthly commissions paid to Mr. Boyer during the twelve-month period ending on the termination date (or, if Mr. Boyer terminates employment due to disability, the average monthly commissions paid during the full period of employment). Mr. Boyer also shall be eligible for all health and welfare benefits for the remainder of the employment period. The agreement also restricts Mr. Boyer's ability to compete in the market place for a period commencing on the effective date of the agreement and ending five years after the date in which Mr. Boyer ceases to be employed by Exchange Underwriters, unless Mr. Boyer is terminated without cause.

Effective May 29, 2002, First Federal entered into an employment agreement with Mr. Boyer. Under the terms of the First Federal employment agreement, Mr. Boyer's duties on behalf of First Federal are to operate Exchange Underwriters as its President. Contributions to the First Federal supplemental executive retirement plan, on Mr. Boyer's behalf, constitute First Federal's total participation in Mr. Boyer's compensation and benefits.

Supplemental Executive Retirement Plan. First Federal has entered into an executive supplemental retirement arrangement with Richard Boyer. Under the terms of Mr. Boyer's agreement, normal retirement age is defined as age 55. If Mr. Boyer remains employed by First Federal until age 55, is terminated without cause (as defined in the agreement), or is terminated for just cause (as defined in the agreement), then, in either event, Mr. Boyer is entitled to receive the balance in his pre-retirement account as of the agreement's normal retirement age in 15 equal annual installments commencing on the December 31st in the year in which he attains age 55. In addition, Mr. Boyer will be entitled to an annual index retirement benefit payable until his death. If Mr. Boyer terminates employment with First Federal prior to attaining age 55 (other than for just cause), Mr. Boyer will receive an annual benefit based on a formula of years of service and percentage of benefit starting with no benefit for less than one year of service and increasing at a rate of 20% for each year of service with 100% of the benefit earned after five years. If on or before the 20th anniversary of the date of Mr. Boyer's agreement First Federal ceases to be adequately capitalized, First Federal will immediately pay Mr. Boyer the present value of all of the first 20 annual payments remaining to be made to him.

Split Dollar Arrangement. First Federal has entered into a split dollar life insurance agreement with Mr. Boyer. This agreement provides Mr. Boyer with a cash payment in the event he dies while in service with us. Under the terms of the agreement, we are the owners of and pay all the premiums on the life insurance policy under which Mr. Boyer is insured. Under the agreement, upon Mr. Boyer's death his designated beneficiary is entitled to $1,000,000 if he dies prior to age 65 and $500,000 if he dies after age 65. First Federal will be entitled to any remaining insurance proceeds. If Mr. Boyer terminates his employment prior to attaining his normal retirement age, his division of the insurance proceeds will be prorated based on his years of service with First Federal.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information concerning unexercised Stock options and Stock awards that have not vested and equity incentive plan awards for each named executive officer outstanding as of December 31, 2006. Stock awards and Stock options granted pursuant to the FedFirst Financial Corporation 2006 Equity Incentive Plan will vest in five equal annual installments commencing on August 8, 2007.

	Stock Options			Stock Awards	
Name	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Shares or Units of Stock That Have Not Vested	Market Value of Shares of Units of Stock That Have Not Vested
John G. Robinson	60,000[1]	$10.11	August 8, 2016	20,000[2]	$194,000
Patrick G. O'Brien	45,000[1]	$10.11	August 8, 2016	15,000[2]	145,500
Richard B. Boyer	15,000[1]	$10.11	August 8, 2016	7,500[2]	72,750

(1)Stock options granted pursuant to the FedFirst Financial Corporation 2006 Equity Incentive Plan will vest in five equal annual installments commencing on August 8, 2007.

(2)Stock awards granted pursuant to the FedFirst Financial Corporation 2006 Equity Incentive Plan will vest in five equal annual installments commencing on August 8, 2007.

OTHER INFORMATION RELATING TO DIRECTORS AND EXECUTIVE OFFICERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who own more than 10% of any registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Executive officers, directors and greater than 10% stockholders are required by regulation to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on the Company's review of copies of the reports it has received and written representations provided to it from the individuals required to file the reports, the Company believes that each of its executive officers and directors has complied with applicable reporting requirements for transactions in FedFirst Financial common stock during the year ended December 31, 2006.

Transactions with Management

From time to time, First Federal makes loans and extensions of credit to its executive officers and directors. The aggregate amount of loans by First Federal to its executive officers and directors, and members of their immediate families, was $455,311 at December 31, 2006. As of that date, these loans were performing according to their original terms. The outstanding loans made to our directors and executive officers, and members of their immediate families, were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to First Federal, and did not involve more than the normal risk of collectibility or present other unfavorable features.

NOMINATING/CORPORATE GOVERNANCE COMMITTEE PROCEDURES

General

It is the policy of the Nominating/Corporate Governance Committee of the Board of Directors of the Company to consider director candidates recommended by stockholders who appear to be qualified to serve on the Company's Board of Directors. The Nominating/Corporate Governance Committee may choose not to consider an unsolicited recommendation if no vacancy exists on the Board of Directors and the Nominating/Corporate Governance Committee does not perceive a need to increase the size of the Board of Directors. In order to avoid the unnecessary use of the Nominating/Corporate Governance Committee's resources, the Nominating/Corporate Governance Committee will consider only those director candidates recommended in accordance with the procedures set forth below.

Procedures to be Followed by Stockholders

To submit a recommendation of a director candidate to the Nominating/Corporate Governance Committee, a stockholder should submit the following information in writing, addressed to the Chairman of the Nominating/Corporate Governance Committee, care of the Corporate Secretary, at the main office of the Company:

1.) The name of the person recommended as a director candidate;

2.) All information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended;

3.) The written consent of the person being recommended as a director candidate to being named in the proxy statement as a nominee and to serving as a director if elected;

4.) As to the stockholder making the recommendation, the name and address, as they appear on the Company's books, of such stockholder; provided, however, that if the stockholder is not a registered holder of the Company's common stock, the stockholder should submit his or her name and address along with a current written statement from the record holder of the shares that reflects ownership of the Company's common stock; and

5.) A statement disclosing whether such stockholder is acting with or on behalf of any other person and, if applicable, the identity of such person.

In order for a director candidate to be considered for nomination at the Company's Annual Meeting, the recommendation must be received by the Nominating/Corporate Governance Committee at least 120 calendar days prior to the date the Company's proxy statement was released to stockholders in connection with the previous year's Annual Meeting, advanced by one year.

Minimum Qualifications

The Nominating/Corporate Governance Committee has adopted a set of criteria that it considers when it selects individuals to be nominated for election to the Board of Directors. First, a candidate must meet the eligibility requirements set forth in the Company's bylaws, which include a requirement that the candidate not have been subject to certain criminal or regulatory actions. A candidate also must meet any qualification requirements set forth in any Board or committee governing documents.

The Nominating/Corporate Governance Committee will consider the following criteria in selecting nominees: financial, regulatory and business experience; familiarity with and participation in the local community; integrity, honesty and reputation; dedication to the Company and its stockholders; independence; and any other factors the Nominating/Corporate Governance Committee deems relevant, including age, diversity, size of the Board of Directors and regulatory disclosure obligations.

In addition, prior to nominating an existing director for re-election to the Board of Directors, the Nominating/Corporate Governance Committee will consider and review an existing director's board and committee attendance and performance; length of Board service; experience, skills and contributions that the existing director brings to the Board; and independence.

Process for Identifying and Evaluating Nominees

The Nominating/Corporate Governance Committee process that it follows when it identifies and evaluates individuals to be nominated for election to the Board of Directors is as follows:

Identification. For purposes of identifying nominees for the Board of Directors, the Nominating/Corporate Governance Committee relies on personal contacts of the committee and other members of the Board of Directors, as well as its knowledge of members of First Federal's local communities. The Nominating/Corporate Governance Committee will also consider director candidates recommended by stockholders in accordance with the policy and procedures set forth above. The Nominating/Corporate Governance Committee has not previously used an independent search firm in identifying nominees.

David L. Wohleber, who was appointed to the Board in 2006, was recommended by director John M. Kish.

Evaluation. In evaluating potential nominees, the Nominating/Corporate Governance Committee determines whether the candidate is eligible and qualified for service on the Board of Directors by evaluating the candidate under the selection criteria set forth above. In addition, the Nominating/Corporate Governance Committee will conduct a check of the individual's background and interview the candidate.

SUBMISSION OF BUSINESS PROPOSALS AND STOCKHOLDER NOMINATIONS

The Company must receive proposals that stockholders seek to include in the proxy statement for the Company's next Annual Meeting no later than December 20, 2007. If next year's Annual Meeting is held on a date more than 30 calendar days from May 16, 2007, a stockholder proposal must be received by a reasonable time before the Company begins to print and mail its proxy solicitation for such Annual Meeting. Any stockholder proposals will be subject to the requirements of the proxy rules adopted by the Securities and Exchange Commission.

The Company's bylaws provide that in order for a stockholder to make nominations for the election of directors or proposals for business to be brought before the Annual Meeting, a stockholder must deliver notice of such nominations and/or proposals to the Corporate Secretary not less than 30 days prior to the date of the Annual Meeting; provided that if less than 40 days' notice or prior public disclosure of the date of the Annual Meeting is given to stockholders, such notice must be received not later than the close of business on the 10th day following the day on which notice of the date of the Annual Meeting was mailed to stockholders or prior public disclosure of the meeting date was made. A copy of the bylaws may be obtained from the Company.

STOCKHOLDER COMMUNICATIONS

The Company encourages stockholder communications to the Board of Directors and/or individual directors. Communications regarding financial or accounting policies may be made in writing to the Chairman of the Audit Committee at FedFirst Financial Corporation c/o Corporate Secretary, Donner at Sixth Street, Monessen, Pennsylvania 15062 or by leaving a message at (724) 684-6800. Other communications to the Board of Directors may be made in writing to the Chairman of the Nominating/Corporate Governance Committee at FedFirst Financial Corporation c/o Corporate Secretary, Donner at Sixth Street, Monessen, Pennsylvania 15062 or by leaving a message at (724) 684-6800. Communications to individual directors may be made to such director in writing at FedFirst Financial Company, c/o Corporate Secretary, Donner at Sixth Street, Monessen, Pennsylvania 15062 or by leaving a message for such director at (724) 684-6800.

MISCELLANEOUS

The Company will pay the cost of this proxy solicitation. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of FedFirst Financial common stock. In addition to soliciting proxies by mail, directors, officers and regular employees of the Company may solicit proxies personally or by telephone without receiving additional compensation.

The Company's Annual Report to Stockholders has been mailed to persons who were stockholders as of the close of business on March 23, 2007. Any stockholder who has not received a copy of the Annual Report may obtain a copy by writing to the Corporate Secretary of the Company. The Annual Report is not to be treated as part of the proxy solicitation material or as having been incorporated in this proxy statement by reference.

A copy of the Company's Annual Report on Form 10-KSB, without exhibits, for the year ended December 31, 2006, as filed with the Securities and Exchange Commission, will be furnished without charge to persons who were stockholders as of the close of business on March 23, 2007 upon written request to Patrick G. O'Brien, Corporate Secretary, FedFirst Financial Corporation, Donner at Sixth Street, Monessen, Pennsylvania 15062.

If you and others who share your address own your shares in street name, your broker or other holder of record may be sending only one Annual Report and proxy statement to your address. This practice, known as "householding," is designed to reduce our printing and postage costs. However, if a stockholder residing at such an address wishes to receive a separate Annual Report or proxy statement in the future, he or she should contact the broker or other holder of record. If you own your shares in street name and are receiving multiple copies of our Annual Report and proxy statement, you can request householding by contacting your broker or other holder of record.

Whether or not you plan to attend the Annual Meeting, please vote by marking, signing, dating and promptly returning the enclosed proxy card in the enclosed envelope.

Patrick G. O'Brien
Corporate Secretary

Monessen, Pennsylvania
April 18, 2007

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 10-KSB

[X] **ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**
For the fiscal year ended December 31, 2006

[ ] **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ________ to ________.

Commission File Number: 0-51153

FEDFIRST FINANCIAL CORPORATION

(Name of small business issuer in its charter)

United States	**25-1828028**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
Donner at Sixth Street, Monessen, Pennsylvania	**15062**
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number: (724) 684-6800

Securities registered under Section 12(b) of the Exchange Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	The NASDAQ Stock Market, LLC

Securities registered under Section 12(g) of the Exchange Act: None

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. [ ]

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Check if there is no disclosure of delinquent filers pursuant to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

Indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes __ No X

The issuer's revenues for its most recent fiscal year were $16,109,511.

The aggregate market value of the voting and non-voting common equity held by non-affiliates at March 15, 2007 was $24.3 million.

As of March 15, 2007, the issuer had 6,707,500 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Proxy Statement for the 2007 Annual Meeting of Stockholders are incorporated by reference in Part III of this Form 10-KSB.

Transitional Small Business Disclosure Format (check one): Yes __ No X

CONTENTS

This report contains certain "forward-looking statements" within the meaning of the federal securities laws. These statements are not historical facts, rather statements based on FedFirst Financial Corporation's current expectations regarding its business strategies, intended results and future performance. Forward-looking statements are preceded by terms such as "expects," "believes," "anticipates," "intends" and similar expressions.

Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. Factors which could affect actual results include the following: interest rate trends; the general economic climate in the market area in which FedFirst Financial Corporation operates, as well as nationwide; FedFirst Financial Corporation's ability to control costs and expenses; competitive products and pricing; loan delinquency rates and changes in federal and state legislation and regulation. Additional factors that may affect our results are discussed in this Annual Report on Form 10-KSB under "Item 1. Description of Business - Risk Factors." These factors should be considered in evaluating the forward-looking statements and undue reliance should not be placed on such statements. FedFirst Financial Corporation assumes no obligation to update any forward-looking statements.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

General

FedFirst Financial Corporation ("FedFirst Financial" or the "Company") is a federally chartered savings and loan holding company established in 1999 to be the holding company for First Federal Savings Bank ("First Federal" or the "Bank"), a federally chartered savings bank. FedFirst Financial's business activity is the ownership of the outstanding capital stock of First Federal. FedFirst Financial does not own or lease any property, but uses the premises, equipment and other property of First Federal with the payment of appropriate rental fees, as required by applicable law and regulations, under the terms of an expense allocation agreement. In the future, FedFirst Financial may acquire or organize other operating subsidiaries; however, there are no current plans, arrangements, agreements or understandings, written or oral, to do so.

On April 6, 2005, FedFirst Financial completed its initial public offering. The Company registered and sold 2,975,625 shares of common stock, par value $0.01. In connection with the offering, the Company also sold 3,636,875 shares of common stock to FedFirst Financial Mutual Holding Company ("FFMHC") at $0.01 per share. As a result, FFMHC owned 55% of the Company's original issuance of common stock. Proceeds from the offering totaled $28.7 million, net of stock issuance costs of approximately $1.1 million.

On September 21, 2006 the Company issued 95,000 shares of common stock in conjunction with the FedFirst Financial Corporation 2006 Equity Incentive Plan. As a result, the issued shares outstanding increased to 6,707,500 which reduced FFMHC's ownership to 54% of the Company's common stock.

We operate as a community-oriented financial institution offering residential, multi-family and commercial mortgages, consumer loans and commercial business loans to individuals and businesses from eight locations in southwestern Pennsylvania. We conduct insurance brokerage activities through an 80%-owned subsidiary.

FFMHC is our federally chartered mutual holding company parent. As a mutual holding company, FFMHC is a non-stock company that has as its members the depositors of First Federal. FFMHC does not engage in any business activity other than owning a majority of the common stock of FedFirst Financial. So long as we remain in the mutual holding company form of organization, FFMHC will own a majority of the outstanding shares of FedFirst Financial.

Our website address is www.firstfederal-savings.com. Information on our website should not be considered a part of this Annual Report on Form 10-KSB.

Market Area

Our primary market area is the mid-Monongahela Valley, which is located in the southern suburban area of metropolitan Pittsburgh. Our eight banking offices are located in Fayette, Washington and Westmoreland counties. Generally, our offices are located in small industrial communities that, in the past, relied extensively on the steel industry. Until the mid-1970s, these communities flourished. However, in the past 30 years, the economy of the mid-Monongahela Valley has diminished in direct correlation with the decline in the United States steel industry. With the decline of the steel industry, Fayette, Washington and Westmoreland counties now have smaller and more diversified economies, with employment in services constituting the primary source of employment in all three counties.

In the past, the communities in which our offices are located provided a stable customer base for traditional thrift products, such as savings, certificates of deposit and residential mortgages. Following the closing of the area's steel mills, population and employment trends declined. The population in many of the smaller communities in our market area continues to shrink as the younger population leaves to seek better and more reliable employment. As a result, the median age of our customers has been increasing. With an aging customer base and little new real estate development, the lending opportunities in our primary market area are limited. To counter these trends, we are looking to expand into communities that are experiencing population growth and economic expansion. In March 2006, we entered into a five year lease for a branch in Peters Township in Washington County, which opened in July 2006. In January 2007, we entered into a 10 year lease for a branch to be located in the downtown area of Washington, PA, projected to open in June 2007.

Competition

We face significant competition for the attraction of deposits and origination of loans. Our most direct competition for deposits has historically come from the many financial institutions operating in our market area and from other financial service companies, such as brokerage firms, credit unions and insurance companies. We also face competition for investors' funds from money market funds, mutual funds and other corporate and government securities. At June 30, 2006, which is the most recent date for which data is available from the FDIC, we held approximately 0.23% of the deposits in the Pittsburgh metropolitan area. Banks owned by The PNC Financial Services Group, Inc., National City Corporation and Citizens Financial Group, Inc., all of which are large bank holding companies, also operate in our market area. These institutions are significantly larger than us and, therefore, have significantly greater resources.

Our competition for loans comes primarily from financial institutions in our market area and, to a lesser extent, from other financial service providers, such as mortgage companies and mortgage brokers. Competition for loans also comes from the increasing number of non-depository financial service companies entering the mortgage market, such as insurance companies, securities companies and specialty finance companies.

We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered barriers to entry, allowed banks to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks.

Changes in federal law permit affiliation among banks, securities firms and insurance companies, which promotes a competitive environment in the financial services industry. Competition for deposits and the origination of loans could limit our growth in the future.

Lending Activities

General. The largest segment of our loan portfolio is one-to-four family residential mortgage loans. The other significant segments of our loan portfolio are multi-family and commercial real estate loans, construction loans, consumer loans and commercial business loans. We originate loans primarily for investment purposes. In recent years, low loan demand in our market area has limited our ability to grow our loan portfolio. From time to time, we have purchased loans to supplement our origination efforts.

One-to-Four Family Residential Mortgage Loans. Our primary lending activity has historically been the origination of mortgage loans to enable borrowers to purchase or refinance existing homes located in the greater Pittsburgh metropolitan area. We offer fixed-rate and adjustable-rate mortgage loans with terms up to 30 years. Borrower demand for adjustable-rate loans versus fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, and the difference between the interest rates and loan fees offered for fixed-rate mortgage loans and the initial period interest rates and loan fees for adjustable-rate loans. The relative amount of fixed-rate mortgage loans and adjustable-rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment. The loan fees charged, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions.

Interest rates and payments on our adjustable-rate mortgage loans generally adjust annually after an initial fixed period that ranges from one to ten years. Interest rates and payments on our adjustable-rate loans generally are adjusted to a rate typically equal to 2.75% or 3.00% above the applicable index. We use the one-year constant maturity Treasury index for loans that adjust annually and the three-year constant maturity Treasury index for loans that adjust every three years. The maximum amount by which the interest rate may be increased or decreased is generally 2% per adjustment period and the lifetime interest rate cap is generally 6% over the initial interest rate of the loan.

We purchased $19.5 million of newly originated single family mortgage loans in 2005. The properties securing the loans are located throughout the country. We underwrote all of the purchased loans to the same standards as loans originated by us. We may purchase additional loans in the future to supplement our origination activities. At December 31, 2006, purchased residential loans totaled $39.0 million.

While one-to-four family residential real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans.

We generally do not make conventional loans with loan-to-value ratios exceeding 97%. Loans with loan-to-value ratios in excess of 80% generally require private mortgage insurance or additional collateral. We require all properties securing mortgage loans to be appraised by a Board-approved, independent appraiser. We generally require title insurance on all first mortgage loans. Borrowers must obtain hazard insurance, and flood insurance for loans on property located in a flood zone, before closing the loan.

In an effort to provide financing for low and moderate income and first-time buyers, we offer a special home buyers program. We offer residential mortgage loans through this program to qualified individuals and originate the loans using modified underwriting guidelines, including reduced fees and loan conditions. We do not engage in subprime lending.

Commercial and Multi-Family Real Estate Loans. We offer fixed and adjustable-rate mortgage loans secured by commercial property and multi-family real estate. Our commercial and multi-family real estate loans are generally secured by apartment buildings, office buildings, or manufacturing facilities. In addition to originating these loans, we also participate in loans originated at other financial institutions in the region.

We originate a variety of fixed and adjustable-rate commercial and multi-family real estate loans with terms up to 25 years. Loans are secured by first mortgages, and amounts generally do not exceed 80% of the property's appraised value.

We purchased $700,000 of newly originated multi-family real estate loans in 2005 as part of our efforts to increase our loan portfolio. The properties securing the loans were located in 17 states throughout the country. We desired geographic diversification among the purchased loans so that we would not concentrate exposure to changes in any particular local or regional economy. We underwrote all of the purchased loans to the same standards as loans originated by us. At December 31, 2006, purchased multi-family real estate loans totaled $18.0 million.

At December 31, 2006, our largest commercial or multi-family real estate loan was $1.8 million and was secured by real estate. This loan was performing in accordance with its original terms at December 31, 2006.

At December 31, 2006, loan participations totaled $1.2 million. All of the properties securing these loans are located in the Pittsburgh metropolitan area.

Construction Loans. We originate loans to individuals and, to a lesser extent, builders to finance the construction of residential dwellings. We also make construction loans for commercial development projects, including apartment buildings, restaurants and owner-occupied properties used for businesses. Our residential construction loans generally provide for the payment of interest only during the construction phase, which is usually 12 months. At the end of the construction phase, the loan generally converts to a permanent mortgage loan. Loans generally can be made with a maximum loan-to-value ratio of 97% on residential construction and 80% on commercial construction. Before making a commitment to fund a construction loan, we require an appraisal of the property by an independent licensed appraiser. We also will require an inspection of the property before disbursement of funds during the term of the construction loan.

At December 31, 2006, our largest outstanding residential construction loan commitment was $1.0 million, none of which has been disbursed. At December 31, 2006, our largest outstanding commercial construction loan commitment was also $1.0 million, of which $897,000 had been disbursed. These loans were performing in accordance with their original terms at December 31, 2006.

Commercial Business Loans. We originate commercial business loans to professionals, individuals, and small businesses in our market area. We offer installment loans for a variety of business needs including capital improvements and equipment acquisition. These loans are secured by business assets such as accounts receivable, inventory, and equipment, and are typically backed by the personal guarantee of the borrower. We originate working capital lines of credit to finance the short-term needs of the business. These credit lines are repaid by seasonal cash flows from operations.

When making commercial business loans, we perform a detailed financial analysis of the borrower and when applicable, the guarantor, which includes but is not limited to: cash flow analysis, debt service capabilities, review of industry (geographic and economic conditions) and collateral analysis.

At December 31, 2006, our largest commercial business loan relationship was a $1.9 million line of credit with a municipal authority. This loan was performing in accordance with its original terms at December 31, 2006.

Consumer Loans. Our consumer loans include home equity lines of credit, home equity installment loans, home improvement loans, automobile loans, loans on savings accounts, personal lines of credit and education loans.

The procedures for underwriting consumer loans include an assessment of the applicant's payment history on other debts and ability to meet existing obligations and payments on the proposed loan. Although the applicant's creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount.

We offer home equity installment loans with a maximum combined loan-to-value ratio of 125% and home equity lines of credit with a maximum combined loan-to-value ratio of 100%. Home equity lines of credit have adjustable rates that are indexed to the prime rate as reported in *The Wall Street Journal*. Home equity installment loans have fixed rates and terms that range from one to 30 years.

We offer home improvement loans in amounts up to $25,000. These loans have fixed rates and terms that range from one to 20 years. Our home improvement loans are made under the U.S. Department of Housing and Urban Development's Title I program and are insured by the Federal Housing Administration against the risk of default for up to 90% of the loan amount.

We offer secured consumer loans in amounts up to $20,000. These loans have fixed rates and terms that range from one to 10 years. We offer unsecured consumer loans in amounts up to $10,000. These loans have fixed rates and terms that range from one to five years.

We offer automobile loans secured by new and used automobiles. These loans have fixed rates and terms that range from one to five years, depending on the age of the automobile.

Loan Underwriting Risks

Adjustable-Rate Loans. While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate mortgages, the increased mortgage payments required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans help make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.

Commercial and Multi-family Real Estate Loans. Loans secured by commercial and multi-family real estate generally have larger balances and involve a greater degree of risk than one-to-four family residential mortgage loans. Of primary concern in commercial and multi-family real estate lending is the borrower's creditworthiness and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to a greater extent than residential real estate loans to adverse conditions in the real estate market or the economy. To monitor cash flow on income properties, we require borrowers and guarantors, if any, to provide annual financial statements regarding the commercial and multi-family real estate. In reaching a decision on whether to grant a commercial or multi-family real estate loan, we consider the cash flow of the property, the borrower's expertise, credit history, profitability, and value of the underlying property. We also may look to the financial strength of any related entities in approving the request.

We have generally required that the properties securing these real estate loans have a debt service coverage ratio (cash flow available to service debt / debt service) of at least 1.25x. Environmental surveys are obtained for requests greater than $1.0 million when circumstances suggest the possibility of the presence of hazardous materials.

We underwrite all loan participations to our own underwriting standards. In addition, we also consider the financial strength and reputation of the lead lender. We require the lead lender to provide a full closing package as well as annual financial statements for the borrower and related entities so that we can conduct an annual loan review for all loan participations.

Construction Loans. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property's value at completion of construction and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the building. If the estimate of value proves to be inaccurate, we may be confronted, at or before the maturity of the loan, with a building having a value which is insufficient to assure full repayment. If we are forced to foreclose on a building before or at completion due to a default, there can be no assurance that we will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs.

Commercial Business Loans. Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial business loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. A debt service coverage ratio of at least 1.25x is also applicable to commercial business loans. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value. We also maintain allowable advance rates for each collateral type to ensure coverage.

Consumer Loans. Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections depend on the borrower's continuing financial stability, and therefore are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Loan Originations, Purchases and Sales. Loan originations come from a number of sources. The primary source of loan originations are existing customers, walk-in traffic, loan brokers, advertising and referrals from customers. We advertise in newspapers that are widely circulated in the Pittsburgh metropolitan area. Accordingly, when our rates are competitive, we attract loans from throughout the Pittsburgh area. We generally originate loans for our portfolio and have not sold any loans in recent years with the exception of the sale of a majority of our student loan portfolio in 2006. From time to time, we have purchased loans to supplement our own loan originations.

Loan Approval Procedures and Authority. Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our Board of Directors and management. The Board of Directors has granted certain loan approval authority to a committee of officers. The loan committee approves all one-to-four family mortgages, construction loans and all consumer loans which exceed the authority level of certain officers of the Company (authority levels to $50,000). All commercial real estate and business loans over $500,000 and loans or extensions to insiders require the approval of the Board of Directors. Certain officers of the Company may approve commercial real estate and business loans up to $250,000 or as a group up to $500,000.

Loans to One Borrower. The maximum amount that we may lend to one borrower and the borrower's related entities is limited, by regulation, to generally 15.0% of Tier I capital. At December 31, 2006, our regulatory limit on loans to one borrower was $4.8 million. At that date, our largest lending relationship was $1.8 million and was secured by real estate. This loan was performing in accordance with its original terms at December 31, 2006.

Loan Commitments. We issue commitments for fixed and adjustable-rate mortgage loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to our customers. Generally, our loan commitments expire after 45 days.

Investment Activities

We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, Government-Sponsored Enterprises and securities of various federal agencies and of state and municipal governments, mortgage-backed securities and certificates of deposit of federally insured institutions. Within certain regulatory limits, we also may invest a portion of our assets in corporate securities and mutual funds. We also are required to maintain an investment in Federal Home Loan Bank ("FHLB") of Pittsburgh stock. While we have the authority under applicable law and our investment policies to invest in derivative securities, we had no such investments at December 31, 2006.

At December 31, 2006, our investment portfolio consisted primarily of Government-Sponsored Enterprise securities, mortgage-backed securities issued primarily by FNMA, FHLMC and GNMA, REMIC pass-through certificates and corporate debt securities.

Our investment objectives are to provide and maintain liquidity, to provide collateral for pledging requirements, to establish an acceptable level of interest rate and credit risk, to provide an alternate source of low-risk investments when demand for loans is weak and to generate a favorable return. Our Board of Directors has the overall responsibility for the investment portfolio, including approval of the investment policy and appointment of the Investment Committee. The Investment Committee consists of six of our executive officers. The Investment Committee is responsible for implementation of the investment policy and monitoring our investment performance. Individual investment transactions are reviewed and ratified by the Board of Directors on a monthly basis.

Insurance Activities

We conduct insurance brokerage activities through our 80%-owned subsidiary, Exchange Underwriters, Inc., which we acquired in 2002. Exchange Underwriters is a full-service, independent insurance agency that offers property and casualty, life, health, commercial general liability, surety and other insurance products. Exchange Underwriters has agents and brokers licensed in more than 35 states. Exchange Underwriters generates revenues primarily from commissions paid by insurance companies with respect to the placement of insurance products.

Deposit Activities and Other Sources of Funds

General. Deposits, borrowings and loan repayments are the major sources of our funds for lending and other investment purposes. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions.

Deposit Accounts. Substantially all of our depositors are residents of Pennsylvania. Deposits are attracted from within our market area through the offering of a broad selection of deposit instruments, including noninterest-bearing demand deposits (such as checking accounts), interest-bearing demand accounts (such as NOW and money market accounts), savings accounts and certificates of deposit. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, our liquidity needs, profitability to us, matching deposit and loan products and customer preferences and concerns. We generally review our deposit mix and pricing weekly. Our current strategy is to offer competitive rates and to be in the middle of the market for rates on all types of deposit products.

In addition to accounts for individuals, we also offer deposit accounts designed for the businesses operating in our market area. Our business banking deposit products include commercial checking accounts, money market accounts and remote electronic deposit.

Borrowings. We utilize advances from the FHLB of Pittsburgh to supplement our supply of investable funds. The FHLB functions as a central reserve bank providing credit for member financial institutions. As a member, we are required to own capital stock in the FHLB and are authorized to apply for advances on the security of such stock and certain of our mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States or Government-Sponsored Enterprises), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's net worth or on the FHLB's assessment of the institution's creditworthiness.

Personnel

At December 31, 2006, we had 79 full-time employees and 10 part-time employees, including employees of our insurance agency subsidiary, none of whom is represented by a collective bargaining unit.

Subsidiaries

FedFirst Financial's only direct subsidiary is First Federal Savings Bank. First Federal Savings Bank's only direct subsidiary is FedFirst Exchange Corporation. FedFirst Exchange Corporation owns an 80% interest in Exchange Underwriters, Inc.

EXECUTIVE OFFICERS OF THE REGISTRANT

The Board of Directors annually elects the executive officers of FFMHC, FedFirst Financial and First Federal, who serve at the Board's discretion. Our executive officers are:

Name	Position
John G. Robinson	President and Chief Executive Officer of FFMHC, FedFirst Financial and First Federal
Patrick G. O'Brien	Executive Vice President and Chief Operating Officer of FFMHC, FedFirst Financial and First Federal
Robert C. Barry, Jr.	Senior Vice President and Chief Financial Officer of FFMHC, FedFirst Financial and First Federal
Richard B. Boyer	Vice President - Insurance of First Federal; President of Exchange Underwriters, Inc.
Geraldine A. Ferrara	Vice President - Branch Sales and Administration of First Federal
Linda S. Powell	Vice President - Residential/Consumer Lending of First Federal and Vice President of FFMHC
Jamie L. Prah	Vice President - Controller and Treasurer of First Federal and Vice President of FFMHC and FedFirst Financial
DaCosta Smith, III	Vice President – Human Resources of First Federal and Vice President of FFMHC and FedFirst Financial

Below is information regarding our executive officers who are not also directors. Ages presented are as of December 31, 2006.

Patrick G. O'Brien has served as Executive Vice President and Chief Operating Officer of FedFirst Financial and First Federal since September 2005. Prior to working with FedFirst Financial, Mr. O'Brien served as Regional President and Senior Lender-Commercial Lending with WesBanco Bank, Inc., Washington, Pennsylvania, from March 2002 to August 2005. Before serving with WesBanco Bank, Mr. O'Brien was Senior Vice President of Commercial Lending with Wheeling National Bank, from August 1999 to March 2002, and Vice President and District Manager (Retail Banking) at PNC Bank from 1993 to 1999. Age 45.

Robert C. Barry, Jr. has served as the Senior Vice President and Chief Financial Officer of FedFirst Financial and First Federal since April 1, 2006. Prior to working with FedFirst Financial Mr. Barry served as Senior Vice President of The PNC Financial Services Group, Inc.. Age 63.

Geraldine A. Ferrara has served as Vice President of First Federal since October 2005 where she served as Vice President-Consumer Sales Manager until August 2006 at which time she was named Vice President-Branch Sales and Administration. Prior to working with First Federal, Ms. Ferrara served as Vice President-Market Manager at PNC Bank from June 2004 to October 2005 and as Vice President-Sector Service Manager from July 1999 to May 2004. Age 55.

Linda S. Powell has served as Vice President of First Federal since 1993 and was the head of branch operations since 1988. In August 2006, Ms. Powell was named Vice President of Residential/Consumer Lending. Age 56.

Jamie L. Prah has served as Vice President - Controller and Treasurer of First Federal since February 2005. Prior to working with First Federal, Mr. Prah served as Corporate Controller of North Side Bank from July 2004 to February 2005. Before serving with North Side Bank, Mr. Prah was Vice President and Controller of Great American Federal from May 2002 to June 2004 and Assistant Vice President - Internal Audit from May 2000 to May 2002. Age 36.

DaCosta Smith, III has served as the Vice President - Director of Human Resources for First Federal since 1992. Age 51.

RISK FACTORS

An investment in shares of our common stock involves various risks. Before deciding to invest in our common stock, you should carefully consider the risks described below in conjunction with the other information in this Annual Report on Form 10-KSB and information incorporated by reference into this Annual Report on Form 10-KSB, including our consolidated financial statements and related notes. Our business, financial condition and results of operations could be harmed by any of the following risks or by other risks that have not been identified or that we may believe are immaterial or unlikely. The value or market price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.

Our market area limits our growth potential.

Our offices are located primarily in small industrial communities in the mid-Monongahela Valley, which is located in the southern suburban area of metropolitan Pittsburgh. Most of these communities have experienced population and economic decline as a result of the decline of the United States steel industry. Because we have an aging customer base and there is little new real estate development in the communities where our offices are located, the opportunities for originating loans and growing deposits in our primary market area are limited. During 2004 and 2005 we experienced a decline in time deposits due primarily to the following factors: the shrinking population of our market area; many of our customers are retired and living off of their savings; lower rates have caused depositors to favor other products; and increased competition from credit unions in our market area. During 2006, our deposits increased primarily as a result of an increase in short-term certificates of deposit related to the marketing of select specials in coordination with the opening of our Peters Township branch in July 2006. We cannot assure you that our deposits and loan portfolio will not decline in the future. If we are unable to grow our business it will be difficult for us to increase our earnings.

Our expansion strategy may not be successful.

A key component of our strategy to grow and improve profitability is to expand into communities that are experiencing population growth and economic expansion. In July 2006, we opened a new branch in Peters Township in Washington County. In January 2007, we entered into a 10 year lease for a branch to be located in the downtown area of Washington, PA. We can provide no assurance that we will be successful in increasing the volume of our loans and deposits by expanding our branch network. Building and/or staffing new branch offices will increase our operating expenses. We can provide no assurance that we will be able to manage the costs and implementation risks associated with this strategy so that expansion of our branch network will be profitable.

Rising interest rates may hurt our profits.

Interest rates have recently been at historically low levels. However, between June 30, 2004 and June 30, 2006, the U.S. Federal Reserve increased its target for the federal funds rate 17 times in 25 basis point increments from 1.00% to 5.25%. The increase in the federal funds rate has had the affect of increasing short-term market interest rates. While short-term market interest rates (which we use as a guide to price our deposits) have increased, longer-term market interest rates (which we use as a guide to price our longer-term loans) have not. This "flattening" of the market yield curve has had a negative impact on our interest rate spread and net interest margin, which has reduced our profitability. If short-term interest rates continue to rise, and if rates on our deposits (and borrowings) continue to reprice upwards faster than the rates on our long-term loans and investments, we would continue to experience compression of our interest rate spread and net interest margin, which would have a negative effect on our profitability.

Strong competition within our market area could hurt our profits and slow growth.

We face intense competition both in making loans and attracting deposits. This competition has made it more difficult for us to make new loans and at times has forced us to offer higher deposit rates. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which would reduce net interest income. Competition also makes it more difficult to grow loans and deposits. As of June 30, 2006, we held 0.23% of the deposits in the Pittsburgh metropolitan area. Some of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market area.

A significant percentage of our assets are invested in lower yielding investments, which has contributed to our low profitability.

Our results of operations are substantially dependent on our net interest income, which is the difference between the interest income earned on our interest-earning assets and the interest expense paid on our interest-bearing liabilities. At December 31, 2006, 29.3% of our assets were invested in investment and mortgage-backed securities. These investments yield substantially less than the loans we hold in our portfolio. In the future, we intend to invest a greater proportion of our assets in loans with the goal of increasing our net interest income. There can be no assurance, however, that we will be able to increase the origination or purchase of loans acceptable to us or that we will be able to successfully implement this strategy.

Our purchase of unseasoned, out-of-state loans may expose us to increased lending risks.

We purchased $20.2 million and $75.2 million of newly originated residential and multi-family real estate loans in 2005 and 2003, respectively. There were no purchases of loans in 2006 or 2004. The purchased loans are secured by properties throughout the country. Rapid repayments, primarily as a result of the falling interest rate environment have reduced the aggregate outstanding principal amount of these loans to $56.9 million at December 31, 2006, which was 32.0% of our total loans. It is difficult to assess the future performance of this part of our loan portfolio due to the recent origination of these loans and because the properties securing these loans are located outside of our market area. We can give no assurance that these loans will not have delinquency or charge-off levels above our historical experience, which would adversely affect our future performance.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the Office of Thrift Supervision, our chartering authority, and by the Federal Deposit Insurance Corporation, as insurer of our deposits. FFMHC, FedFirst Financial and First Federal are all subject to regulation and supervision by the Office of Thrift Supervision. Such regulation and supervision governs the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and the depositors and borrowers of First Federal rather than for holders of FedFirst Financial common stock. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

FFMHC's majority control of our common stock will enable it to exercise voting control over most matters put to a vote of stockholders and will prevent stockholders from forcing a sale or a second-step conversion transaction you may find advantageous.

FFMHC owns a majority of FedFirst Financial's common stock and, through its Board of Directors, will be able to exercise voting control over most matters put to a vote of stockholders. The same directors and officers who manage FedFirst Financial and First Federal also manage FFMHC. As a federally chartered mutual holding company, the Board of Directors of FFMHC must ensure that the interests of depositors of First Federal are represented and considered in matters put to a vote of stockholders of FedFirst Financial. Therefore, the votes cast by FFMHC may not be in your personal best interest as a stockholder. For example, FFMHC may exercise its voting control to defeat a stockholder nominee for election to the Board of Directors of FedFirst Financial. In addition, stockholders will not be able to force a merger or second-step conversion transaction without the consent of FFMHC. Some stockholders may desire a sale or merger transaction, since stockholders typically receive a premium for their shares, or a second-step conversion transaction, since fully converted institutions tend to trade at higher multiples than mutual holding companies.

Office of Thrift Supervision policy on remutualization transactions could prohibit acquisition of FedFirst Financial, which may adversely affect our stock price.

Current Office of Thrift Supervision regulations permit a mutual holding company to be acquired by a mutual institution in a remutualization transaction. However, the Office of Thrift Supervision has issued a policy statement indicating that it views remutualization transactions as raising significant issues concerning disparate treatment of minority stockholders and mutual members of the target entity and raising issues concerning the effect on the mutual members of the acquiring entity. Under certain circumstances, the Office of Thrift Supervision intends to give these issues special scrutiny and reject applications providing for the remutualization of a mutual holding company unless the applicant can clearly demonstrate that the Office of Thrift Supervision's concerns are not warranted in the particular case. Should the Office of Thrift Supervision prohibit or otherwise restrict these transactions in the future, our per share stock price may be adversely affected. In addition, Office of Thrift Supervision regulations prohibit, for three years following completion of our recent stock offering, the acquisition of more than 10% of any class of equity security issued by us without the prior approval of the Office of Thrift Supervision.

REGULATION AND SUPERVISION

General

First Federal is subject to extensive regulation, examination and supervision by the Office of Thrift Supervision, as its primary federal regulator, and the Federal Deposit Insurance Corporation, as its deposits insurer. First Federal is a member of the FHLB System and its deposit accounts are insured up to applicable limits by the Deposit Insurance Fund managed by the Federal Deposit Insurance Corporation. First Federal must file reports with the Office of Thrift Supervision and the Federal Deposit Insurance Corporation concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other financial institutions. There are periodic examinations by the Office of Thrift Supervision and, under certain circumstances, the Federal Deposit Insurance Corporation to evaluate First Federal's safety and soundness and compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such policies, whether by the Office of Thrift Supervision, the Federal Deposit Insurance Corporation or Congress, could have a material adverse impact on FedFirst Financial, FFMHC and First Federal and their operations. FedFirst Financial and FFMHC, as savings and loan holding companies, are required to file certain reports with, are subject to examination by, and otherwise must comply with the rules and regulations of the Office of Thrift Supervision. FedFirst Financial is also subject to the rules and regulations of the Securities and Exchange Commission under the federal securities laws.

Certain of the regulatory requirements that are applicable to First Federal, FedFirst Financial and FFMHC are described below. This description of statutes and regulations is not intended to be a complete explanation of such statutes and regulations and their effects on First Federal, FedFirst Financial and FFMHC and is qualified in its entirety by reference to the actual statutes and regulations.

Regulation of Federal Savings Associations

Business Activities. Federal law and regulations govern the activities of federal savings banks, such as First Federal. These laws and regulations delineate the nature and extent of the activities in which federal savings banks may engage. In particular, certain lending authority for federal savings banks, e.g., commercial, non-residential real property loans and consumer loans, is limited to a specified percentage of the institution's capital or assets.

Capital Requirements. The Office of Thrift Supervision's capital regulations require federal savings institutions to meet three minimum capital standards: a 1.5% tangible capital to total assets ratio, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS examination rating system) and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital standard, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS system) and, together with the risk-based capital standard itself, a 4% Tier I risk-based capital standard. The Office of Thrift Supervision regulations also require that, in meeting the tangible, leverage and risk-based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities as principal that are not permissible for a national bank.

The risk-based capital standard requires federal savings institutions to maintain Tier I (core) and total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, recourse obligations, residual interests and direct credit substitutes, are multiplied by a risk-weight factor of 0% to 100%, assigned by the Office of Thrift Supervision capital regulation based on the risks believed inherent in the type of asset. Core (Tier I) capital is generally defined as common stockholders' equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries, less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary (Tier II) capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

The Office of Thrift Supervision also has authority to establish individual minimum capital requirements in appropriate cases upon a determination that an institution's capital level is or may become inadequate in light of the particular circumstances. At December 31, 2006 First Federal met each of these capital requirements. See Note 10 of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-KSB.

Prompt Corrective Regulatory Action. The Office of Thrift Supervision is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of undercapitalization. Generally, a savings institution that has a ratio of total capital to risk weighted assets of less than 8%, a ratio of Tier I (core) capital to risk-weighted assets of less than 4% or a ratio of core capital to total assets of less than 4% (3% or less for institutions with the highest examination rating) is considered to be "undercapitalized." A savings institution that has a total risk-based capital ratio less than 6%, a Tier I capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be "significantly undercapitalized" and a savings institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be "critically undercapitalized." Subject to a narrow exception, the Office of Thrift Supervision is required to appoint a receiver or conservator within specified time frames for an institution that is "critically undercapitalized." An institution must file a capital restoration plan with the Office of Thrift Supervision within 45 days of the date it receives notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Compliance with the plan must be guaranteed by any parent holding company. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. "Significantly undercapitalized" and "critically undercapitalized" institutions are subject to more extensive mandatory regulatory actions. The Office of Thrift Supervision could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors.

Loans to One Borrower. Federal law provides that savings institutions are generally subject to the limits on loans to one borrower applicable to national banks. Subject to certain exceptions, a savings institution may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by specified readily-marketable collateral.

Standards for Safety and Soundness. The federal banking agencies have adopted Interagency Guidelines prescribing Standards for Safety and Soundness. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the Office of Thrift Supervision determines that a savings institution fails to meet any standard prescribed by the guidelines, the Office of Thrift Supervision may require the institution to submit an acceptable plan to achieve compliance with the standard.

Limitation on Capital Distributions. Office of Thrift Supervision regulations impose limitations upon all capital distributions by a savings institution, including cash dividends, payments to repurchase its shares and payments to stockholders of another institution in a cash-out merger. Under the regulations, an application to and the prior approval of the Office of Thrift Supervision is required before any capital distribution if the institution does not meet the criteria for "expedited treatment" of applications under Office of Thrift Supervision regulations (i.e., generally, examination and Community Reinvestment Act ratings in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with the Office of Thrift Supervision. If an application is not required, the institution must still provide prior notice to the Office of Thrift Supervision of the capital distribution if, like First Federal, it is a subsidiary of a holding company. If First Federal's capital were ever to fall below its regulatory requirements or the Office of Thrift Supervision notified it that it was in need of increased supervision, its ability to make capital distributions could be restricted. In addition, the Office of Thrift Supervision could prohibit a proposed capital distribution that would otherwise be permitted by the regulation, if the agency determines that such distribution would constitute an unsafe or unsound practice.

Qualified Thrift Lender Test. Federal law requires savings institutions to meet a qualified thrift lender test. Under the test, a savings association is required to either qualify as a "domestic building and loan association" under the Internal Revenue Code or maintain at least 65% of its "portfolio assets" (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed securities) in at least nine months out of each twelve-month period. Legislation has expanded the extent to which education loans, credit card loans and small business loans may be considered "qualified thrift investments."

A savings institution that fails the qualified thrift lender test is subject to certain operating restrictions and may be required to convert to a bank charter. As of December 31, 2006, First Federal maintained 90.10% of its portfolio assets in qualified thrift investments and, therefore, met the qualified thrift lender test.

Transactions with Related Parties. Federal law permits First Federal to make loans to, and engage in certain other transactions with (collectively, "covered transactions"), "affiliates" (i.e., generally, any company that controls or is under common control with an institution), including FedFirst Financial and FFMHC and their non-savings institution subsidiaries. The aggregate amount of covered transactions with any individual affiliate is limited to 10% of the capital and surplus of the savings institution The aggregate amount of covered transactions with all affiliates is limited to 20% of the savings institution's capital and surplus. Loans and other specified transactions with affiliates are required to be secured by collateral in an amount and of a type described in federal law. The purchase of low quality assets from affiliates is generally prohibited. Transactions with affiliates must be on terms and under circumstances that are at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings institutions are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings institution may purchase the securities of any affiliate other than a subsidiary.

The Sarbanes-Oxley Act generally prohibits loans by FedFirst Financial to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by First Federal to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. First Federal is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public. Notwithstanding this rule, federal regulations permit First Federal to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee.

In addition, loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to the person and his or her related interests, are in excess of the greater of $25,000 or 5% of First Federal's capital and surplus, up to a maximum of $500,000, must be approved in advance by a majority of the disinterested members of the board of directors.

Enforcement. The Office of Thrift Supervision has primary enforcement responsibility over federal savings institutions and has the authority to bring actions against the institution and all institution-affiliated parties, including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors to institution of receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or even $1 million per day in especially egregious cases. The Federal Deposit Insurance Corporation has authority to recommend to the Director of the Office of Thrift Supervision that enforcement action be taken with respect to a particular savings institution. If action is not taken by the Director, the Federal Deposit Insurance Corporation has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations.

Assessments. Federal savings banks are required to pay assessments to the Office of Thrift Supervision to fund its operations. The general assessments, paid on a semi-annual basis, are based upon the savings institution's total assets, including consolidated subsidiaries, financial condition and complexity of its portfolio. The Office of Thrift Supervision assessments paid by First Federal for the year ended December 31, 2006 totaled $74,000.

Insurance of Deposit Accounts. Deposits of First Federal are insured by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation. The FDIC determines insurance premiums based on a number of factors, primarily the risk of loss that insured institutions pose to the Deposit Insurance Fund. Recent legislation eliminated the minimum 1.25% reserve ratio for the insurance funds, the mandatory assessments when the ratio fall below 1.25% and the prohibition on assessing the highest quality banks when the ratio is above 1.25%. The FDIC has the ability to adjust the new insurance fund's reserve ratio between 1.15% and 1.5%, depending on projected losses, economic changes and assessment rates at the end of a calendar year. The FDIC has adopted regulations that set assessment rates that took effect at the beginning of 2007. The new assessment rates for most banks vary between five cents and seven cents for every $100 of deposits. A change in insurance premiums could have an adverse effect on the operating expenses and results of operations of First Federal. We cannot predict what insurance assessment rates will be in the future. Assessment credits have been provided to institutions that paid high premiums in the past. As a result, First Federal will have credits that offset all of its premiums in 2007.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the Office of Thrift Supervision. We do not know of any practice, condition or violation that might lead to termination of deposit insurance.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund.

FHLB System. First Federal is a member of the FHLB System, which consists of twelve regional FHLBs. The FHLB provides a central credit facility primarily for member institutions. First Federal, as a member of the FHLB of Pittsburgh, is required to acquire and hold shares of capital stock in that FHLB. First Federal was in compliance with this requirement with an investment in FHLB stock at December 31, 2006 of $4.9 million. FHLB advances must be secured by specified types of collateral.

The FHLBs are required to provide funds for the resolution of insolvent thrifts in the late 1980s and to contribute funds for affordable housing programs. These requirements could reduce the amount of dividends that the FHLBs pay to their members and could also result in the FHLBs imposing a higher rate of interest on advances to their members. If dividends were reduced, or interest on future FHLB advances increased, our net interest income would likely also be reduced.

Federal Reserve System

The Federal Reserve Board regulations require savings institutions to maintain noninterest earning reserves against their transaction accounts (primarily Negotiable Order of Withdrawal (NOW) and regular checking accounts). The regulations generally provide that reserves be maintained against aggregate transaction accounts as follows: a 3% reserve ratio is assessed on net transaction accounts up to and including $45.8 million; a 10% reserve ratio is applied above $45.8 million. The first $8.5 million of otherwise reservable balances are exempted from the reserve requirements. The amounts are adjusted annually. First Federal complies with the foregoing requirements.

Holding Company Regulation

General. FedFirst Financial and FFMHC are savings and loan holding companies within the meaning of federal law. As such, they are registered with the Office of Thrift Supervision and are subject to Office of Thrift Supervision regulations, examinations, supervision, reporting requirements and regulations concerning corporate governance and activities. In addition, the Office of Thrift Supervision has enforcement authority over FedFirst Financial and FFMHC and their non-savings institution subsidiaries. Among other things, this authority permits the Office of Thrift Supervision to restrict or prohibit activities that are determined to be a serious risk to First Federal.

Restrictions Applicable to Mutual Holding Companies. According to federal law and Office of Thrift Supervision regulations, a mutual holding company, such as FFMHC, may generally engage in the following activities: (1) investing in the stock of a bank; (2) acquiring a mutual association through the merger of such association into a bank subsidiary of such holding company or an interim bank subsidiary of such holding company; (3) merging with or acquiring another holding company, one of whose subsidiaries is a bank; and (4) any activity approved by the Federal Reserve Board for a bank holding company or financial holding company or previously approved by the Office of Thrift Supervision for multiple savings and loan holding companies. In addition, mutual holding companies may engage in activities permitted for financial holding companies. Financial holding companies may engage in a broad array of financial service activities including insurance and securities.

Federal law prohibits a savings and loan holding company, including a federal mutual holding company, from directly or indirectly, or through one or more subsidiaries, acquiring more than 5% of the voting stock of another savings association, or its holding company, without prior written approval of the Office of Thrift Supervision. Federal law also prohibits a savings and loan holding company from acquiring more than 5% of a company engaged in activities other than those authorized for savings and loan holding companies by federal law, or acquiring or retaining control of a depository institution that is not insured by the Federal Deposit Insurance Corporation. In evaluating applications by holding companies to acquire savings associations, the Office of Thrift Supervision must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

The Office of Thrift Supervision is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings associations in more than one state, except: (1) the approval of interstate supervisory acquisitions by savings and loan holding companies, and (2) the acquisition of a savings association in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

If the savings association subsidiary of a savings and loan holding company fails to meet the qualified thrift lender test, the holding company must register with the Federal Reserve Board as a bank holding company within one year of the savings association's failure to so qualify.

Stock Holding Company Subsidiary Regulation. The Office of Thrift Supervision has adopted regulations governing the two-tier mutual holding company form of organization and subsidiary stock holding companies that are controlled by mutual holding companies. FedFirst Financial is the stock holding company subsidiary of FFMHC. FedFirst Financial is permitted to engage in activities that are permitted for FFMHC subject to the same restrictions and conditions.

Waivers of Dividends by FFMHC. Office of Thrift Supervision regulations require FFMHC to notify the Office of Thrift Supervision if it proposes to waive receipt of dividends from FedFirst Financial. The Office of Thrift Supervision reviews dividend waiver notices on a case-by-case basis, and, in general, does not object to any such waiver if: (i) the waiver would not be detrimental to the safe and sound operation of the savings association; and (ii) the mutual holding company's board of directors determines that such waiver is consistent with such directors' fiduciary duties to the mutual holding company's members.

Conversion of FFMHC to Stock Form. Office of Thrift Supervision regulations permit FFMHC to convert from the mutual form of organization to the capital stock form of organization. There can be no assurance of when, if ever, a conversion transaction will occur. In a conversion transaction, a new holding company would be formed as the successor to FedFirst Financial, FFMHC's corporate existence would end, and certain depositors of First Federal would receive the right to subscribe for additional shares of the new holding company. In a conversion transaction, each share of common stock held by stockholders other than FFMHC would be automatically converted into a number of shares of common stock of the new holding company based on an exchange ratio determined at the time of conversion that ensures that stockholders other than FFMHC own the same percentage of common stock in the new holding company as they owned in FedFirst Financial immediately before conversion. The total number of shares held by stockholders other than FFMHC after a conversion transaction would be increased by any purchases by such stockholders in the stock offering conducted as part of the conversion transaction.

Acquisition of Control. Under the federal Change in Bank Control Act, a notice must be submitted to the Office of Thrift Supervision if any person (including a company), or group acting in concert, seeks to acquire "control" of a savings and loan holding company or savings association. An acquisition of "control" can occur upon the acquisition of 10% or more of the voting stock of a savings and loan holding company or savings institution or as otherwise defined by the Office of Thrift Supervision. Under the Change in Bank Control Act, the Office of Thrift Supervision has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that so acquires control would then be subject to regulation as a savings and loan holding company.

FEDERAL AND STATE TAXATION

Federal Income Taxation

General. We report our income on a fiscal year basis using the accrual method of accounting. The federal income tax laws apply to us in the same manner as to other corporations with some exceptions, including particularly our reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to us. Our federal income tax returns have been either audited or closed under the statute of limitations through tax year 2002. For its 2006 year, First Federal's maximum federal income tax rate was 34%.

FedFirst Financial and First Federal have entered into a tax allocation agreement. Because FedFirst Financial owns 100% of the issued and outstanding capital stock of First Federal, FedFirst Financial and First Federal are members of an affiliated group within the meaning of Section 1504(a) of the Internal Revenue Code, of which group FedFirst Financial is the common parent corporation. As a result of this affiliation, First Federal may be included in the filing of a consolidated federal income tax return with FedFirst Financial and, if a decision to file a consolidated tax return is made, the parties agree to compensate each other for their individual share of the consolidated tax liability and/or any tax benefits provided by them in the filing of the consolidated federal income tax return.

Bad Debt Reserves. For fiscal years beginning before June 30, 1996, thrift institutions that qualified under certain definitional tests and other conditions of the Internal Revenue Code were permitted to use certain favorable provisions to calculate their deductions from taxable income for annual additions to their bad debt reserve. A reserve could be established for bad debts on qualifying real property loans, generally secured by interests in real property improved or to be improved, under the percentage of taxable income method or the experience method. The reserve for nonqualifying loans was computed using the experience method. Federal legislation enacted in 1996 repealed the reserve method of accounting for bad debts and the percentage of taxable income method for tax years beginning after 1995 and require savings institutions to recapture or take into income certain portions of their accumulated bad debt reserves. Approximately $2.5 million of our accumulated bad debt reserves would not be recaptured into taxable income unless First Federal makes a "non-dividend distribution" to FedFirst Financial as described below.

Distributions. If First Federal makes "non-dividend distributions" to FedFirst Financial, the distributions will be considered to have been made from First Federal's unrecaptured tax bad debt reserves, including the balance of its reserves as of December 31, 1987, to the extent of the "non-dividend distributions," and then from First Federal's supplemental reserve for losses on loans, to the extent of those reserves, and an amount based on the amount distributed, but not more than the amount of those reserves, will be included in First Federal's taxable income. Non-dividend distributions include distributions in excess of First Federal's current and accumulated earnings and profits, as calculated for federal income tax purposes, distributions in redemption of stock, and distributions in partial or complete liquidation. Dividends paid out of First Federal's current or accumulated earnings and profits will not be so included in First Federal's taxable income.

The amount of additional taxable income triggered by a non-dividend is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Therefore, if First Federal makes a non-dividend distribution to FedFirst Financial, approximately one and one-half times the amount of the distribution, not in excess of the amount of the reserves, would be includable in income for federal income tax purposes, assuming a 34% federal corporate income tax rate. First Federal does not intend to pay dividends that would result in a recapture of any portion of its bad debt reserves.

State Taxation

FedFirst Financial and its non-thrift Pennsylvania subsidiaries are subject to the Pennsylvania Corporation Net Income Tax and Capital Stock and Franchise Tax. The state Corporate Net Income Tax rate for fiscal years ended 2006, 2005, and 2004 was 9.99% and was imposed on FedFirst Financial's and its non-thrift subsidiaries' unconsolidated taxable income for federal purposes with certain adjustments. In general, the Capital Stock Tax is a property tax imposed at the rate of 0.4899% of a corporation's capital stock value, which is determined in accordance with a fixed formula.

First Federal is taxed under the Pennsylvania Mutual Thrift Institutions Tax Act (the "MTIT"), as amended, to include thrift institutions having capital stock. Pursuant to the MTIT, First Federal's tax rate is 11.5%. The MTIT exempts First Federal from all other taxes imposed by the Commonwealth of Pennsylvania for state income tax purposes and from all local taxation imposed by political subdivisions, except taxes on real estate and real estate transfers. The MTIT is a tax upon net earnings, determined in accordance with generally accepted accounting principles with certain adjustments. The MTIT, in computing income, allows for the exclusion of interest earned on Pennsylvania and federal securities, while disallowing a percentage of a thrift's interest expense deduction in the proportion of interest income on those securities to the overall interest income of First Federal. Net operating losses, if any, thereafter can be carried forward three years for MTIT purposes. Neither FedFirst Financial nor First Federal have been audited by the Commonwealth of Pennsylvania in the last five years.

ITEM 2. DESCRIPTION OF PROPERTY

We conduct our business through our main office and branch offices. The following table sets forth certain information relating to these facilities at December 31, 2006 (dollars in thousands).

Location	Year Opened	Square Footage	Date of Lease Expiration	Owned/ Leased	Net Book Value at December 31, 2006
First Federal Savings Bank:					
Donner at Sixth Street Monessen, PA 15062	1970	11,430	N/A	Owned	$205
557 Donner at Sixth Street Monessen, PA 15062 (1)	1980	6,625	N/A	Owned	24
235 West Main Street PO Box 141 Monongahela, PA 15063	1965	6,323	N/A	Owned	81
1670 Broad Avenue Belle Vernon, PA 15012	1974	5,048	N/A	Owned	250
545 West Main Street Uniontown, PA 15401 (2)	1975	4,160	N/A	Owned	167
Park Centre Plaza 1711 Grand Boulevard Monessen, PA 15062	1985	1,575	2/28/10	Leased	—
Meldon at Sixth Street PO Box 442 Donora, PA 15033	1980	2,609	N/A	Owned	237
101 Independence Street PO Box 625 Perryopolis, PA 15473	1986	1,992	N/A	Owned	36
3515 Washington Road McMurray, PA 15317	2006	2,535	2/28/11	Leased	—
Exchange Underwriters:					
121 West Pike Street Canonsburg, PA 15317	1982	3,500	5/31/07	Leased	—

(1)Administrative offices.

(2)The property is subject to a ground lease that expires in 2009.

ITEM 3. LEGAL PROCEEDINGS

Periodically, there have been various claims and lawsuits against us, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. We are not a party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND SMALL BUSINESS ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is listed on The NASDAQ Stock Market, LLC under the trading symbol "FFCO." The Company completed its initial public offering on April 6, 2005 and commenced trading on April 7, 2005. The following table sets forth the high and low sales prices of the common stock for the four quarters of 2006 and three quarters of 2005, as reported on The NASDAQ Stock Market, LLC. The Company has not declared or paid any dividends to date to its stockholders.

	2006		2005	
Quarter	High	Low	High	Low
First	$10.09	$8.76	N/A	N/A
Second	10.85	9.75	$9.56	$8.35
Third	10.67	9.95	9.45	8.35
Fourth	10.50	9.50	9.00	8.40

As of March 15, 2007, there were approximately 208 holders of record of the Company's common stock, excluding the number of persons or entities holding stock in street name through various brokerage firms.

The Company did not repurchase any of its common stock during the quarter ended December 31, 2006, and at December 31, 2006, the Company had no publicly announced repurchase plans or programs.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The objective of this section is to help stockholders and potential investors understand our views on our results of operations and financial condition. You should read this discussion in conjunction with the Consolidated Financial Statements and Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-KSB.

Overview

Income. Our primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings. Other significant sources of pre-tax income are service charges (mostly from service charges on deposit accounts), commissions from the sale of insurance products and bank-owned life insurance. In some years we recognize income from the sale of securities.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Expenses. The noninterest expenses we incur in operating our business consist of compensation and employee benefits expenses, occupancy expenses which include depreciation, professional services, data processing expenses and other miscellaneous expenses.

Compensation and employee benefits consist primarily of: salaries and wages paid to our employees; payroll taxes; and expenses for health insurance, retirement plans, equity compensation plans and other employee benefits.

Occupancy expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of depreciation charges, lease expense, furniture and equipment expenses, maintenance, real estate taxes and costs of utilities.

Data processing expenses are the fees we pay to third parties for processing customer information, deposits and loans.

FDIC insurance premiums are payments we make to the Federal Deposit Insurance Corporation for insurance of our deposit accounts.

Other expenses include expenses for professional services, advertising, office supplies, postage, telephone, insurance, charitable contributions, regulatory assessments and other miscellaneous operating expenses.

Critical Accounting Policies

We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies. We consider the following to be our critical accounting policies: allowance for loan losses, deferred income taxes and goodwill.

Allowance for Loan Losses. The allowance for loan losses is the amount estimated by management as necessary to cover losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses, which is charged to income.

Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impaired loans; value of collateral; and determination of loss factors to be applied to the various elements of the portfolio. All of these estimates are susceptible to significant change. Management reviews the level of the allowance on a quarterly basis and establishes the provision for loan losses based upon an evaluation of the portfolio, past loss experience, current economic conditions and other factors related to the collectibility of the loan portfolio. Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, the Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. Such agency may require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would negatively affect earnings. See Note 3 of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-KSB.

Deferred Income Taxes. We use the asset and liability method of accounting for income taxes as prescribed in Statement of Financial Accounting Standards ("SFAS") No. 109, *"Accounting for Income Taxes."* Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets. These judgments require us to make projections of future taxable income. The judgments and estimates we make in determining our deferred tax assets, which are inherently subjective, are reviewed on a continual basis as regulatory and business factors change. Any reduction in estimated future taxable income may require us to record an additional valuation allowance against our deferred tax assets. An increase in the valuation allowance would result in additional income tax expense in the period, which would negatively affect earnings.

Goodwill. In connection with our acquisition of Exchange Underwriters, we recorded $1.1 million of goodwill. As required by SFAS No. 142, *"Goodwill and Other Intangible Assets,"* goodwill is no longer amortized but is subject, at a minimum, to annual tests for impairment. The SFAS No. 142 goodwill impairment model is a two-step process. First, it requires a comparison of the book value of net assets to the fair value of the related operations that have goodwill assigned to them. If the fair value is determined to be less than book value, a second step is performed to compute the amount of the impairment. We estimate the fair values of the related operations using discounted cash flows. The forecasts of future cash flows are based on our best estimate of future revenues and operating costs, based primarily on contracts in effect, new accounts and cancellations and operating budgets. The impairment analysis requires management to make subjective judgments concerning how the acquired assets will perform in the future. Events and factors that may significantly affect the estimates include competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures and industry and market trends. Changes in these forecasts could cause a reporting unit to either pass or fail the first step in the SFAS No. 142 goodwill impairment model, which could significantly change the amount of impairment recorded. Our quarterly assessment of potential goodwill impairment was completed in the fourth quarter of 2006. Based on the results of this assessment, no goodwill impairment was recognized.

Balance Sheet Analysis

Loans. Our primary lending activity has been the origination of loans secured by real estate. We originate one-to-four family residential loans, commercial and multi-family real estate loans and construction loans. We also originate commercial business and consumer loans. In order to improve the mix and profitability of our loan portfolio, we have recently emphasized the origination of commercial real estate and business loans.

The largest segment of our loan portfolio is one-to-four family residential loans. At December 31, 2006, these loans totaled $133.8 million and represented 75.2% of total loans, compared to $133.2 million, or 76.3% of total loans, at December 31, 2005. One-to-four family residential loans increased $632,000, or 0.5%, for the year ended December 31, 2006.

Commercial and multi-family real estate loans totaled $23.8 million and represented 13.4% of total loans at December 31, 2006, compared to $25.7 million, or 14.7% of total loans, at December 31, 2005. Commercial and multi-family real estate loans decreased $1.8 million, or 7.1%, in the year ended December 31, 2006 as a result of prepayments of purchased and participation loans and pay-downs. The decrease was partially offset by originations of commercial real estate loans.

Construction loans totaled $6.8 million and represented 3.8% of total loans at December 31, 2006, compared to $5.4 million, or 3.1% of total loans, at December 31, 2005. Construction loans increased $1.4 million, or 26.2%, in the year ended December 31, 2006 as originations outpaced loans converting to permanent financing.

We originate commercial business loans secured by business assets other than real estate, such as business equipment, inventory and accounts receivable. Commercial business loans totaled $2.6 million, and represented 1.5% of total loans at December 31, 2006, compared to $1.3 million, or 0.7% of total loans, at December 31, 2005. This increase from the prior year reflects the Company's focus to improve the mix and profitability of our loan portfolio.

We also originate a variety of consumer loans, including home equity lines of credit, home equity installment loans, home improvement loans, automobile loans, loans on savings accounts, and personal lines of credit. Consumer loans totaled $10.9 million and represented 6.1% of total loans at December 31, 2006, compared to $9.1 million, or 5.2% of total loans, at December 31, 2005. The $1.8 million, or 19.4%, increase was due to a $3.2 million increase in home equity loans which was partially offset by a $1.4 million decrease in education and consumer loans due to the sale of education loans.

The following table sets forth the composition of our loan portfolio at the dates indicated (dollars in thousands).

December 31,	2006		2005		2004		2003		2002	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Real estate – mortgage:										
One-to-four family residential	$133,821	75.2%	$133,189	76.3%	$111,333	69.5%	$115,191	69.4%	$ 84,355	77.2%
Multi-family	18,410	10.3	21,552	12.3	26,995	16.9	31,108	18.8	1,083	1.0
Commercial	5,437	3.1	4,121	2.4	5,401	3.4	2,799	1.7	2,571	2.3
Total real estate – mortgage	157,668	88.6	158,862	91.0	143,729	89.8	149,098	89.9	88,009	80.5
Real estate – construction:										
Residential	5,021	2.8	4,366	2.5	5,584	3.5	2,436	1.5	5,181	4.8
Commercial	1,750	1.0	1,000	0.6	94	0.1	1,500	0.9	1,657	1.5
Total real estate – construction	6,771	3.8	5,366	3.1	5,678	3.6	3,936	2.4	6,838	6.3
Consumer:										
Education and consumer	531	0.3	1,955	1.1	2,303	1.4	2,674	1.6	2,973	2.7
Home equity	9,470	5.3	6,264	3.6	6,442	4.0	7,808	4.7	9,153	8.4
Loans on savings accounts	493	0.3	416	0.2	245	0.2	291	0.2	297	0.3
Home improvement and other	381	0.2	470	0.3	668	0.4	999	0.6	1,437	1.3
Total consumer	10,875	6.1	9,105	5.2	9,658	6.0	11,772	7.1	13,860	12.7
Commercial business	2,616	1.5	1,271	0.7	948	0.6	971	0.6	580	0.5
Total loans	177,930	100.0%	174,604	100.0%	160,013	100.0%	165,777	100.0%	109,287	100.0%
Premium on loans purchased	465		524		595		740		—	
Net deferred loan costs	432		385		393		413		397	
Discount on loans purchased	(139)		(166)		(194)		(218)		—	
Loans in process	(3,104)		(3,385)		(3,374)		(503)		(1,739)	
Allowance for loan losses	(866)		(800)		(725)		(725)		(525)	
Loans, net	$174,718		$171,162		$156,708		$165,484		$107,420	

The following table sets forth certain information at December 31, 2006 regarding the dollar amount of loans maturing during the periods indicated. The table does not include any estimate of prepayments, which significantly shorten the average life of loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less (dollars in thousands).

	Amounts due in			
	One year or less	More than one to five years	Over five years	Total loans
Real estate – mortgage	$ 62	$ 865	$ 156,741	$ 157,668
Real estate – construction	—	750	6,021	6,771
Consumer	791	1,126	8,958	10,875
Commercial business	1,507	406	703	2,616
Total	$ 2,360	$ 3,147	$ 172,423	$ 177,930

The following table sets forth the dollar amount of all loans at December 31, 2006 that are due after December 31, 2007 and have either fixed or adjustable rates (dollars in thousands).

	Fixed	Adjustable	Total
Real estate – mortgage	$ 130,200	$ 27,406	$ 157,606
Real estate – construction	5,021	1,750	6,771
Consumer	9,440	644	10,084
Commercial business	1,086	23	1,109
Total	$ 145,747	$ 29,823	$ 175,570

Our adjustable-rate mortgage loans generally do not provide for downward adjustments below the initial contract rate. This feature has prevented some loans from adjusting downwards in a declining interest rate environment. When market interest rates rise, the interest rates on these loans will not increase until the contract rate (the index plus the margin) exceeds the interest rate floor.

Securities. Our securities portfolio consists primarily of Government-Sponsored Enterprise securities, mortgage-backed securities, REMIC pass-through certificates and corporate debt securities.

REMICs (real estate mortgage investment conduits) represent a participation interest in a pool of mortgages. REMICs are created by redirecting the cash flows from the pool of mortgages underlying those securities to create two or more classes (or tranches) with different maturity or risk characteristics designed to meet a variety of investor needs and preferences. We believe that these securities represent attractive alternatives relative to other investments due to the wide variety of maturity, repayment and interest rate options available. REMICs may be sponsored by private issuers, such as money center banks or mortgage bankers, or by U.S. Government agencies and Government-Sponsored Enterprises. The privately issued REMICs that we hold carry the highest credit rating offered by either Moody's or Standard and Poor's. We monitor the credit rating of our REMICs on a regular basis.

Corporate debt securities generally have greater credit risk than Government-Sponsored Enterprise securities and generally have higher yields than government securities of similar duration. Therefore, we limit the amount of the portfolio based on these concerns.

Securities at amortized cost increased $4.6 million, or 5.8%, to $84.3 million. This increase was the result of $19.1 million in purchases, primarily of Government-Sponsored Enterprise securities which were partially offset by paydowns on mortgage-backed securities and REMICs.

The following table sets forth the amortized cost and fair value of the securities portfolio at the dates indicated (dollars in thousands).

December 31,	2006		2005		2004	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Government-Sponsored Enterprise securities	$ 30,475	$ 30,036	$ 15,425	$ 14,896	$ 13,425	$ 13,213
Mortgage-backed securities	14,892	14,885	23,373	23,326	26,626	26,780
REMICs	34,831	34,121	36,737	35,702	44,013	43,703
Corporate debt securities	4,010	3,954	4,024	3,948	2,495	2,505
Other debt securities	—	—	26	26	56	56
Equity securities	49	49	49	49	50	50
Total securities available-for-sale	$ 84,257	$ 83,045	$ 79,634	$ 77,947	$ 86,665	$ 86,307

At December 31, 2006, we had no investments in a single company or entity (other than the U.S. Government or Government-Sponsored Enterprises) that had an aggregate book value in excess of 10% of our equity.

The following table sets forth the contractual maturities and weighted average yields of our mortgage-backed and debt securities at December 31, 2006. Certain mortgage-backed securities have adjustable interest rates and will reprice periodically within the various maturity ranges. These repricing schedules are not reflected in the table below. At December 31, 2006, mortgage-backed securities and REMICs with adjustable rates totaled $27.7 million (dollars in thousands).

	Amounts due in									
	One year or less		More than one to five years		More than five to ten years		More than ten years		Total	
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
Securities available-for-sale:										
Government-Sponsored Enterprise securities	$ 1,998	4.61%	$12,098	3.67%	$ 6,914	5.65%	$ 9,026	6.10%	$30,036	4.92%
Mortgage-backed securities	2	6.75	340	4.38	1,473	4.03	13,070	5.40	14,885	5.25
REMICs	—	—	704	4.52	198	5.68	33,219	4.66	34,121	4.67
Corporate debt securities	—	—	—	—	—	—	3,954	5.07	3,954	5.07
Total available-for-sale debt securities	$ 2,000	4.61%	$13,142	3.73%	$ 8,585	5.37%	$59,269	5.07%	$82,996	4.87%
Equity securities									49	
Total securities available-for-sale									$83,045	

Deposits. Our deposit base is comprised of demand deposits, savings accounts, money market and certificates of deposits. We consider demand deposits, savings accounts and money market to be core deposits. Deposits increased $18.6 million, or 14.9%, for the year ended December 31, 2006, while certificates of deposit increased $19.0 million or 26.2% and core deposits decreased $395,000, or 0.8%. During the year we experienced significant growth primarily from short-term certificates of deposit and to a lesser extent money market and noninterest bearing accounts. The increase in deposits was primarily in short-term certificates related to the marketing of select specials in coordination with the opening of our Peters Township branch in July 2006. The increase has also provided an opportunity for funding loan originations and security purchases. Our focus remains on building and fostering relationships with current customers and attracting new customers. We continue to face significant competition from other financial institutions which could affect our ability to maintain and grow our deposit base.

The following table sets forth the balances of our deposit products at the dates indicated (dollars in thousands).

December 31,	2006		2005		2004	
	Amount	Percent	Amount	Percent	Amount	Percent
Noninterest-bearing demand deposits	$ 5,409	3.8%	$ 3,181	2.5%	$ 3,626	2.6%
Interest-bearing demand deposits	12,530	8.7	13,225	10.6	14,645	10.7
Savings accounts	26,525	18.5	30,797	24.7	35,681	26.0
Money market accounts	7,663	5.3	5,319	4.3	6,892	5.0
Certificates of deposit	91,368	63.7	72,375	57.9	76,545	55.7
Total deposits	$143,495	100.0%	$124,897	100.0%	$137,389	100.0%

The following table indicates the amount of jumbo certificates of deposit by time remaining until maturity at December 31, 2006. Jumbo certificates of deposit require minimum deposits of $100,000 (dollars in thousands).

Maturity Period	Certificates of Deposit
Three months or less	$ 6,572
Over three through six months	2,735
Over six through twelve months	2,177
Over twelve months	4,280
Total jumbo certificates	$ 15,764

The following table sets forth certificates of deposit classified by rates at the dates indicated (dollars in thousands).

December 31,	2006	2005	2004
1.01 - 2.00%	$ 5	$ 3,156	$ 31,752
2.01 - 3.00%	9,944	21,672	4,668
3.01 - 4.00%	20,008	16,452	10,009
4.01 - 5.00%	31,152	17,278	9,259
5.01 - 6.00%	24,068	7,001	8,894
6.01 - 7.00%	6,191	6,816	8,631
7.01 - 8.00%	—	—	3,332
Total certificates of deposit	$ 91,368	$ 72,375	$ 76,545

The following table sets forth the amount and maturities of certificates of deposit at December 31, 2006 (dollars in thousands).

	Amounts due in						
	Less than one year	More than one to two years	More than two to three years	More than three to four years	More than four years	Total	Percent of total certificate accounts
1.01 - 2.00%	$ 5	$ —	$ —	$ —	$ —	$ 5	0.0 %
2.01 - 3.00%	9,907	37	—	—	—	9,944	10.9
3.01 - 4.00%	10,070	5,085	2,151	1,658	1,044	20,008	21.9
4.01 - 5.00%	18,536	2,707	1,159	812	7,938	31,152	34.1
5.01 - 6.00%	19,411	1,526	1,777	356	998	24,068	26.3
6.01 - 7.00%	3,263	320	—	1,793	815	6,191	6.8
Total	$61,192	$9,675	$5,087	$4,619	$10,795	$91,368	100.0%

The following table sets forth deposit activity for the periods indicated (dollars in thousands).

Years Ended December 31,	2006	2005	2004
Deposits at beginning of year	$124,897	$137,389	$142,457
Increase (decrease) before interest credited	15,105	(15,610)	(8,631)
Interest credited	3,493	3,118	3,563
Net increase (decrease) in deposits	18,598	(12,492)	(5,068)
Deposits at end of year	$143,495	$124,897	$137,389

Borrowings. We utilize borrowings from the Federal Home Loan Bank of Pittsburgh to supplement our funding for loans and investments (dollars in thousands).

Years Ended December 31,	2006	2005	2004
Maximum amount outstanding at any month end during the year	$98,766	$109,800	$160,969
Average amounts outstanding during the year	90,308	105,275	148,739
Weighted average rate during the year	4.04%	3.72%	3.94%
Balance outstanding at end of period	89,323	102,404	110,416
Weighted average rate at end of year	4.22%	3.87%	3.63%

FHLB advances decreased $13.1 million in the year ended December 31, 2006. These advances mature in 2007 through 2013. The weighted average interest rate at the end of the year increased compared to the prior year end due to the replacement of maturing advances throughout the year with higher cost short-term advances.

Stockholders' Equity. Stockholders' equity increased $946,000 to $46.3 million at December 31, 2006 primarily as a result of net income for the year and the decrease in the unrealized loss position of the security portfolio, release of shares from the Employee Stock Ownership Plan ("ESOP") and the impact of compensation expense related to the 2006 Equity Incentive Plan established in August 2006.

Results of Operations for the Years Ended December 31, 2006 and 2005

Overview.

(Dollars in thousands)	2006	2005
Net income (loss)	$ 344	$ (102)
Return on average assets	0.13%	(0.04)%
Return on average equity	0.75	(0.26)
Average equity to average assets	16.75	14.10

The Company had net income of $344,000 for 2006, compared to a net loss of $102,000 for 2005. The net loss for 2005 was primarily due to the retirement and termination agreements that were entered into with the former President and Chief Executive Officer and former Chief Financial Officer, which totaled approximately $1.1 million.

Net Interest Income. Net interest income decreased $178,000, or 2.8%, to $6.2 million for the year ended December 31, 2006. Our net interest spread and the net interest margin declined to 1.88% and 2.39%, respectively, as compared to 2.03% and 2.41%, respectively, for the year ended December 31, 2006.

Total interest income increased $438,000, or 3.3%, to $13.9 million for the year ended December 31, 2006. Interest income on loans increased $359,000, due to the increase in average volume of $6.9 million, of which home equity and commercial real estate were the primary contributors, partially offset by the sale of the education loan portfolio. Interest income on securities increased $104,000, or 3.1%. This increase was primarily due to an increase in the average yield of 47 basis points that was partially offset by a decline in the average balance of $6.5 million. Other interest-earning assets income decreased $25,000 or 5.3% primarily as a result of a 41.9% decline in the average balance, partially offset by an increase of 191 basis points in the average yield. The key components that comprise other interest-earning assets are the FHLB Stock and demand account.

Total interest expense increased $616,000, or 8.7%, to $7.7 million for the year ended December 31, 2006. Interest expense on deposits increased $884,000 or 28.2%, as a result of increases in the average volume of $3.4 million and 61 basis point in the average cost of funds related to the marketing of selected specials on short-term certificates of deposit to foster deposit growth in our new Peters Township office. The increases in average volume and cost of deposits is directly related to the focus on building customer relationships as well as a competitive market. Interest expense on borrowings decreased $268,000 due to our ability to repay maturing advances with funds generated from deposit growth. Average FHLB advances decreased $15.0 million but was partially offset by an increase in average cost of 32 basis points.

Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented (dollars in thousands).

Years Ended December 31,	2006			2005		
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
Assets:						
Interest-earning assets:						
Loans, net[1][2]	$173,179	$10,004	5.78%	$166,251	$ 9,645	5.80%
Securities[3]	77,294	3,421	4.43	83,794	3,317	3.96
Other interest-earning assets	8,953	444	4.96	15,399	469	3.05
Total interest-earning assets	259,426	$13,869	5.35	265,444	13,431	5.06
Noninterest-earning assets	15,409			15,473		
Total assets	$274,835			$280,917		
Liabilities and Stockholders' equity:						
Interest-bearing liabilities:						
Interest-bearing demand deposits[4]	$ 13,040	$ 62	0.48%	$ 13,699	$ 94	0.69%
Savings accounts	28,791	289	1.00	33,580	334	0.99
Money market accounts	5,242	107	2.04	5,842	79	1.35
Certificates of deposit	83,621	3,560	4.26	74,208	2,627	3.54
Total interest-bearing deposits	130,694	4,018	3.07	127,329	3,134	2.46
FHLB advances	90,308	3,645	4.04	105,275	3,913	3.72
Total interest-bearing liabilities	221,002	7,663	3.47	232,604	7,047	3.03
Noninterest-bearing liabilities	7,786			8,702		
Total liabilities	228,788			241,306		
Stockholders' equity	46,047			39,611		
Total liabilities and stockholders' equity	$274,835			$280,917		
Net interest income		$ 6,206			$ 6,384	
Interest rate spread[5]			1.88%			2.03%
Net interest margin[6]			2.39			2.41
Average interest-earning assets to average interest-bearing liabilities			117.39%			114.12%

(1)Amount is net of deferred loan costs, loans in process, and estimated allowance for loan losses.

(2)Amount includes nonaccrual loans in average balances only.

(3)Amount does not include effect of unrealized (loss) gain on securities available-for-sale.

(4)The interest for the year ended December 31, 2005 includes approximately $29,000 of interest on funds received for stock subscriptions related to the Company's initial public offering and therefore does not impact the average balance of interest-bearing demand deposits.

(5)Interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.

(6)Net interest margin represents net interest income divided by average interest-earning assets.

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income. The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes related to volume/rate are prorated into volume and rate components. The total column represents the net change in volume and rate (dollars in thousands).

	2006 Compared to 2005		
	Increase (Decrease) Due to		
	Volume	Rate	Total
Interest and dividend income:			
Loans, net	$ 392	$ (33)	$ 359
Securities	(271)	375	104
Other interest-earning assets	(245)	220	(25)
Total interest-earning assets	(124)	562	438
Interest expense:			
Deposits	85	799	884
FHLB advances	(587)	319	(268)
Total interest-bearing liabilities	(502)	1,118	616
Change in net interest income	$ 378	$ (556)	$ (178)

Provision for Loan Losses. The following table summarizes the activity in the provision for loan losses for the years ended December 31, 2006 and 2005 (dollars in thousands).

Years Ended December 31,	2006	2005
Allowance at beginning of year	$ 800	$ 725
Provision for loan losses	84	85
Charge-offs	(18)	(10)
Recoveries	—	—
Net charge-offs	(18)	(10)
Allowance at end of year	$ 866	$ 800

Provisions for loan losses were $84,000 for 2006 compared to $85,000 for 2005. We had net charge-offs of $18,000 in 2006 compared to $10,000 in 2005. The provision in 2006 was based on the recognition of higher charge-offs and management's decision to increase the allowance for loan losses to a level deemed adequate based on the composition and increase in loans.

An analysis of the changes in the allowance for loan losses is presented under *"Risk Management—Analysis and Determination of the Allowance for Loan Losses."*

Noninterest Income. The following table summarizes noninterest income for the years ended December 31, 2006 and 2005 (dollars in thousands).

Years Ended December 31,	2006	2005	% Change
Fees and service charges	$ 361	$ 435	(17.0)%
Insurance commissions	1,527	1,461	4.5
Income from bank-owned life insurance	275	273	0.7
Net loss on sales of available-for-sale securities	—	(1)	100.0
Net gain on sales of real estate owned	33	—	100.0
Other	44	46	(4.3)
Total noninterest income	$ 2,240	$ 2,214	1.2%

Noninterest income increased $26,000, or 1.2%, due to the income generated from insurance commissions and the gain on the sale of real estate owned, which were partially offset by a decrease in fees and service charges related to a decrease in prepayment penalties on mortgage loans.

Noninterest Expense. The following table summarizes noninterest expense for the years ended December 31, 2006 and 2005 (dollars in thousands).

Years Ended December 31,	2006	2005	% Change
Compensation and employee benefits	$ 4,782	$ 5,728	(16.5)%
Occupancy	838	833	0.6
FDIC insurance premiums	42	70	(40.0)
Data processing	321	277	15.9
Advertising	147	129	14.0
Professional services	461	310	48.7
Stationary, printing and supplies	146	116	25.9
Telephone	50	56	(10.7)
Postage	114	100	14.0
Correspondent bank fees	102	95	7.4
All other	627	775	(19.1)
Total noninterest expense	$ 7,630	$ 8,489	(10.1)%

Noninterest expense decreased $859,000 or 10.1%. Compensation and employee benefit costs decreased $946,000 from the prior year. The year ended December 31, 2005 includes $687,000 of charges, recorded in the fourth quarter, related to the termination of the former Chief Financial Officer and $410,000 for the Retirement Agreement that was entered into with the former President and Chief Executive Officer which was recorded during the third quarter of 2005. This decrease was partially offset by $141,000 of expense related to the 2006 Equity Incentive Plan as well as increases in compensation and employee benefit expense as a result of the opening of our new Peters Township branch as well as the hiring of key personnel throughout the year.

Other significant changes in noninterest expense are as follows: Professional service fees increased $151,000 compared to the prior year as a result of the outsourcing of the internal audit function, and increased legal fees associated with the introduction of the 2006 Equity Incentive Plan as well as costs associated with the operation as a public company. Data processing, advertising, stationary, printing and supplies and postage expense have increased as compared to the prior year due to a renewed focus on deposit and loan growth and include costs associated with the opening of our new Peters Township branch in July of 2006. These increases were partially offset by a decrease of $148,000 in other noninterest expense for the year ended December 31, 2006. The year ended December 31, 2005 includes $200,000 of amortization of low income housing investments which became fully amortized during 2005, coupled with a decrease of $44,000 in supervisory expense.

Income Taxes. In 2006, we had income tax expense of $337,000, compared to income tax expense of $88,000 in 2005. The increase in tax expense was primarily due to an increase in pre-tax and taxable income, and the establishment of a valuation allowance for state tax loss carryforwards that may not be realized. For more information, see Note 9 of the Notes to Consolidated Financial Statements.

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are accounted for on a mark-to-market basis. Other risks that we face are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans.

When a borrower fails to make a required loan payment, we take a number of steps to have the borrower cure the delinquency and restore the loan to current status. When the loan becomes 15 days past due a past due notice is generated and sent to the borrower. If the payment is not received within five days, a second past due notice is sent. If payment is not then received after 30 days of delinquency, additional letters and phone calls generally are made. Generally, when a mortgage loan becomes 60 days past due, we send a letter notifying the borrower that he or she may apply for assistance under a state mortgage assistance program. If the borrower does not apply for assistance within the allotted time period or applies for assistance and is rejected, we will commence foreclosure proceedings. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan generally is sold at foreclosure. Generally, when a consumer loan becomes 60 days past due, we institute collection proceedings and attempt to repossess any personal property that secures the loan. We may consider loan workout arrangements with certain borrowers under certain circumstances.

Management informs the Board of Directors monthly of the amount of loans delinquent more than 30 days, all loans in foreclosure and all foreclosed and repossessed property that we own.

Analysis of Nonperforming and Classified Assets. We consider repossessed assets and loans that are 90 days or more past due to be nonperforming assets. Loans are generally placed on nonaccrual status when they become 90 days delinquent at which time the accrual of interest ceases and all previously accrued and unpaid interest is reversed against earnings.

Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired it is recorded at the lower of its adjusted cost, which is the unpaid balance of the loan plus foreclosure costs, or fair market value less estimated selling costs at the date of foreclosure. Holding costs and declines in fair value after acquisition of the property result in charges against income.

The following table provides information with respect to our nonperforming assets at the dates indicated (dollars in thousands).

December 31,	2006	2005	2004	2003	2002
Nonaccrual loans:					
Real estate – mortgage	$ 592	$ 212	$ 276	$ 353	$ 320
Real estate – construction	—	—	—	—	—
Consumer	175	43	29	25	137
Commercial business	—	—	—	70	—
Total	767	255	305	448	457
Accruing loans past due 90 days or more:					
Real estate – mortgage	—	12	2	79	79
Real estate – construction	—	—	—	—	—
Consumer	—	4	31	82	31
Commercial business	—	—	—	21	—
Total	—	16	33	182	110
Total of nonaccrual and 90 days or more past due loans	767	271	338	630	567
Real estate owned	569	21	—	—	7
Total nonperforming assets	$1,336	292	338	630	574
Troubled debt restructurings	—	—	—	—	—
Troubled debt restructurings and total nonperforming assets	$1,336	$ 292	$ 338	$ 630	$ 574
Total nonperforming loans to total loans	0.43%	0.16%	0.21%	0.38%	0.52%
Total nonperforming loans to total assets	0.27	0.10	0.13	0.19	0.20
Total nonperforming assets to total assets	0.47	0.11	0.13	0.19	0.20

Interest income that would have been recorded for the years ended December 31, 2006 and December 31, 2005 had nonaccruing loans been current according to their original terms amounted to $64,000 and $31,000, respectively. No interest related to nonaccrual loans was included in interest income for the year ended December 31, 2006.

Federal regulations require us to review and classify our assets on a regular basis. In addition, the Office of Thrift Supervision has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. "Substandard" assets must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful" assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a "special mention" category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. When we classify an asset as substandard or doubtful we establish a general valuation allowance for loan losses. If we classify an asset as loss, we charge-off an amount equal to 100% of the portion of the asset classified loss.

The following table shows the aggregate amounts of our classified assets at the dates indicated (dollars in thousands).

December 31,	2006	2005	2004
Special mention assets	$ 319	$1,845	$2,124
Substandard assets	1,563	253	293
Doubtful assets	—	—	—
Loss assets	—	—	—
Total classified assets	$1,882	$2,098	$2,417

Delinquencies. The following table provides information about delinquencies in our loan portfolio at the dates indicated (dollars in thousands).

December 31,	2006		2005		2004	
	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due
Real estate - mortgage	$ 91	$ 420	$ 289	$ 387	$ 456	$ 37
Real estate - construction	—	—	—	—	—	—
Consumer	741	—	80	18	38	34
Commercial business	—	—	—	—	—	52
Total delinquencies	$ 832	$ 420	$ 369	$ 405	$ 494	$ 123

Analysis and Determination of the Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Our methodology for assessing the appropriateness of the allowance for loan losses consists of: (1) a general valuation allowance on identified problem loans; and (2) a general valuation allowance on the remainder of the loan portfolio. Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available for the entire portfolio.

General Valuation Allowance on Identified Problem Loans. We establish a general allowance for classified loans and delinquent loans. We segregate these loans by loan category and assign allowance percentages to each category based on inherent losses associated with each type of lending and consideration that these loans, in the aggregate, represent an above-average credit risk and that more of these loans will prove to be uncollectible compared to loans in the general portfolio.

General Valuation Allowance on the Remainder of the Loan Portfolio. We establish another general allowance for loans that are not classified or delinquent to recognize the inherent losses associated with lending activities. This general valuation allowance is determined by segregating the loans by loan category and assigning allowance percentages to each category. The allowance percentages have been derived using percentages commonly applied under the regulatory framework for First Federal and similarly sized institutions. The percentages are adjusted for significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date. These significant factors may include changes in lending policies and procedures, changes in existing general economic and business conditions affecting our primary lending areas, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, recent loss experience in particular segments of the portfolio, duration of the current business cycle and bank regulatory examination results. The applied loss factors are re-evaluated periodically to ensure their relevance in the current economic environment.

In addition, we retain a general loan loss allowance that has not been allocated to particular problem assets or loan categories, other than the broad categories of mortgage loans and non-mortgage loans. This unallocated portion of our allowance is determined based on management's evaluation of the collectibility of the portfolio as of the evaluation date. The significant factors considered by management in determining the unallocated portion of the allowance are changes in the composition of the loan portfolio, changes in existing general economic and business conditions affecting our primary lending areas, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, recent loss experience, duration of the current business cycle and bank regulatory examination results.

We identify loans that may need to be charged off as a loss by reviewing all delinquent loans, classified loans and other loans that management may have concerns about collectibility. For individually reviewed loans, the borrower's inability to make payments under the terms of the loan or a shortfall in collateral value would result in a charge-off of the loan or the portion of the loan that was impaired.

The Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. The Office of Thrift Supervision may require us to make additional provisions for loan losses based on judgments different from ours.

At December 31, 2006, our allowance for loan losses represented 0.49% of total loans and 112.91% of nonperforming loans. The allowance for loan losses increased at December 31, 2006 from December 31, 2005 due to management's decision to increase to a level deemed adequate based on composition and overall increase in loans.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated (dollars in thousands).

December 31,	2006		2005		2004	
	Amount	% of Total loans(1)	Amount	% of Total loans(1)	Amount	% of Total loans(1)
Real estate - mortgage	$ 503	88.6%	$ 452	91.0%	$ 440	89.8%
Real estate - construction	22	3.8	10	3.1	8	3.6
Home equity	134	5.3	58	3.6	65	4.0
Consumer	12	0.8	13	1.6	17	2.0
Commercial business	74	1.5	32	0.7	33	0.6
Unallocated	121	—	235	—	162	—
Total allowance for loan losses	$ 866	100.0%	$ 800	100.0%	$ 725	100.0%

(1)Represents percentage of loans in each category to total loans.

December 31,	2003		2002	
	Amount	% of Total loans(1)	Amount	% of Total loans(1)
Real estate - mortgage	$ 319	89.9%	$ 167	80.5%
Real estate - construction	10	2.4	13	6.3
Home equity	60	4.7	93	8.4
Consumer	17	2.4	20	4.3
Commercial business	25	0.6	9	0.5
Unallocated	294	—	223	—
Total allowance for loan losses	$ 725	100.0%	$ 525	100.0%

(1)Represents percentage of loans in each category to total loans.

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and our results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that regulators, in reviewing our loan portfolio, will not request us to increase our allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Analysis of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the periods indicated (dollars in thousands).

Years Ended December 31,	2006	2005	2004	2003	2002
Allowance at beginning of year	$800	$725	$725	$525	$525
Provision for loan losses	84	85	144	242	59
Charge-offs:					
Real estate – mortgage	(18)	(10)	—	(32)	(52)
Real estate – construction	—	—	—	—	—
Consumer	—	—	(15)	(10)	(7)
Commercial business	—	—	(129)	—	—
Total charge-offs	(18)	(10)	(144)	(42)	(59)
Recoveries	—	—	—	—	—
Net charge-offs	(18)	(10)	(144)	(42)	(59)
Allowance at end of year	$866	$800	$725	$725	$525
Allowance to nonperforming loans	112.91%	295.20%	214.50%	115.08%	92.59%
Allowance to total loans	0.49	0.46	0.45	0.44	0.48
Net charge-offs to average loans during the year	0.01	0.01	0.09	0.03	0.06

Interest Rate Risk Management. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. We currently do not participate in hedging programs, interest rate swaps or other activities involving the use of derivative financial instruments.

We have an Asset/Liability Committee, which includes members of executive management, to communicate, coordinate and control all aspects involving asset/liability management. The committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

We use an interest rate sensitivity analysis prepared by the Office of Thrift Supervision to review our level of interest rate risk. This analysis measures interest rate risk by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or 100 to 200 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement. Because of the low level of market interest rates, this analysis is not performed for decreases of more than 200 basis points. We measure interest rate risk by modeling the changes in net portfolio value over a variety of interest rate scenarios. The following table, which is based on information that we provide to the Office of Thrift Supervision, presents the change in our net portfolio value at December 31, 2006 that would occur in the event of an immediate change in interest rates based on Office of Thrift Supervision assumptions, with no effect given to any steps that we might take to counteract that change (dollars in thousands).

December 31, 2006	Net Portfolio Value ("NPV")			NPV as % of Portfolio Value of Assets	
Basis Point ("bp") Change in Rates	$ Amount	$ Change	% Change	NPV Ratio	Change
300 bp	$ 17,698	$ (17,527)	(49.8)%	6.74%	(555) bp
200	23,883	(11,342)	(32.2)	8.82	(347)
100	29,923	(5,302)	(15.1)	10.72	(157)
Static	35,225	—	—	12.29	—
(100)	37,980	2,755	7.8	13.01	72
(200)	38,391	3,166	9.0	13.02	73

The Office of Thrift Supervision uses certain assumptions in assessing the interest rate risk of savings associations. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further,in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates of deposit could deviate significantly from those assumed in calculating the table.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, maturities and sales of available-for-sale securities and borrowings from the FHLB of Pittsburgh. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities and (4) the objectives of our asset/liability management policy.

Our most liquid assets are cash and cash equivalents and interest-bearing deposits. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. At December 31, 2006, cash and cash equivalents totaled $4.4 million. Securities classified as available-for-sale whose market value exceeds cost, which provide additional sources of liquidity, totaled $17.2 million at December 31, 2006. In addition, at December 31, 2006, we had the ability to borrow a total of approximately $188.6 million from the FHLB of Pittsburgh. On December 31, 2006, we had $89.3 million of FHLB advances outstanding.

At December 31, 2006, we had $9.1 million of commitments to lend, which was comprised of $2.2 million of mortgage loan commitments, $3.1 million of loans in process, $2.0 million of unused home equity lines of credit and $1.8 million of unused commercial lines of credit. Certificates of deposit due within one year of December 31, 2006 totaled $61.2 million, or 67.0% of certificates of deposit. The large percentage of certificates of deposit that mature within one year reflects customers' hesitancy to invest their funds for long periods in the recent interest rate environment. If these maturing deposits do not remain with us, we will be required to seek other sources of funds including other certificates of deposit and borrowings. We believe, however, based on past experience, that a significant portion of our maturing certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

The following table presents certain of our contractual obligations as of December 31, 2006 (dollars in thousands).

	Amounts due in				
	Total	Less than one year	One to three years	Three to five years	More than five years
Long-term debt obligations[1]	$ 89,323	$ 40,520	$ 21,369	$ 19,716	$ 7,718
Operating lease obligations[2]	300	78	157	65	—
Total	$ 89,623	$ 40,598	$ 21,526	$ 19,781	$ 7,718

(1)FHLB advances.

(2)Payments are for lease of real property.

Our primary investing activities are the origination of loans and the purchase of securities. Our primary financing activities consist of activity in deposit accounts and FHLB advances. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive and to increase core deposit relationships. Occasionally, we offer promotional rates on certain deposit products to attract deposits. Proceeds from our initial public offering in April of 2005 provided funding sufficient to reduce borrowings and to fund new loans. No further changes in our funding mix are currently planned or expected, other than changes in the ordinary course of business resulting from deposit flows. For information about our costs of funds, see *"Results of Operations for the Years Ended December 31, 2006 and 2005—Net Interest Income."*

The following table presents our primary investing and financing activities during the periods indicated (dollars in thousands).

Years Ended December 31,	2006	2005
Investing activities:		
Loan purchases	$ —	$ (20,228)
Loans disbursed or originated	(25,103)	(20,218)
Loan principal repayments	19,976	25,992
Proceeds from maturities and principal repayments of securities	14,352	24,951
Proceeds from sales of securities available-for-sale	—	4,660
Purchases of securities	(19,146)	(22,443)
Financing activities:		
Increase (decrease) in deposits	18,598	(12,492)
Decrease in FHLB advances	(13,081)	(8,012)

Capital Management. We are subject to various regulatory capital requirements administered by the Office of Thrift Supervision, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2006, we exceeded all of our regulatory capital requirements. We are considered "well capitalized" under regulatory guidelines.

Off-Balance Sheet Arrangements. In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments and lines of credit. For information about our loan commitments and unused lines of credit, see Note 13 of the Notes to Consolidated Financial Statements.

For the year ended December 31, 2006, we engaged in no off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Effect of Inflation and Changing Prices

The Consolidated Financial Statements and related financial data presented in this Annual Report on Form 10-KSB have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

ITEM 7. FINANCIAL STATEMENTS

Information required by this item is included herein beginning on page F-1.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 8A. CONTROLS AND PROCEDURES

FedFirst Financial's management, including FedFirst Financial's principal executive officer and principal financial officer, have evaluated the effectiveness of FedFirst Financial's "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based upon their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, FedFirst Financial's disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that FedFirst Financial files or submits under the Exchange Act with the Securities and Exchange Commission (the "SEC") (1) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) is accumulated and communicated to FedFirst Financial's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

ITEM 8B. OTHER INFORMATION

None.

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

The information relating to the directors and officers of FedFirst Financial and information regarding compliance with Section 16(a) of the Exchange Act is incorporated herein by reference to FedFirst Financial's Proxy Statement for the 2007 Annual Meeting of Stockholders and to Part I, Item 1, "Description of Business-Executive Officers of the Registrant" to this Annual Report on Form 10-KSB.

FedFirst Financial has adopted a Code of Ethics and Business Conduct which is available on our website of www.firstfederal-savings.com.

ITEM 10. EXECUTIVE COMPENSATION

The information regarding executive compensation is incorporated herein by reference to FedFirst Financial's Proxy Statement for the 2007 Annual Meeting of Stockholders.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information relating to security ownership of certain beneficial owners and management is incorporated herein by reference to FedFirst Financial's Proxy Statement for the 2007 Annual Meeting of Stockholders.

The following table provides information at December 31, 2006 for compensation plans under which equity securities may be issued.

Plan Category	Number of securities to be issued upon exercise of outstanding options warrants and rights	Weighted-average exercise price of outstanding options warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by stockholders	233,000	$ 10.11	91,012
Equity compensation plans not approved by stockholders	—	—	—
Total	233,000	$ 10.11	91,012

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information relating to certain relationships and related transactions is incorporated herein by reference to FedFirst Financial's Proxy Statement for the 2007 Annual Meeting of Stockholders.

ITEM 13. EXHIBITS

3.1	Amended and Restated Charter of FedFirst Financial Corporation[1]
3.2	Amended and Restated Bylaws of FedFirst Financial Corporation[2]
4.0	Specimen Stock Certificate of FedFirst Financial Corporation[1]
10.1	Form of First Federal Savings Bank Employee Severance Compensation Plan[1][3]
10.2	Director Fee Continuation Agreements by and between First Federal Savings Bank and certain Directors[1][3]
10.3	Executive Supplemental Retirement Plan Agreements by and between First Federal Savings Bank and certain officers[1][3]
10.4	Executive Supplemental Retirement Plan Agreement by and between First Federal Savings Bank and Richard B. Boyer[1][3]
10.5	Split Dollar Life Insurance Agreements by and between First Federal Savings Bank and certain Directors[1][3]
10.6	Split Dollar Life Insurance Agreements by and between First Federal Savings Bank and certain officers[1][3]
10.7	Split Dollar Life Insurance Agreement by and between First Federal Savings Bank and Richard B. Boyer[1][3]
10.8	Employment Agreement dated as of October 11, 2005 by and between First Federal Savings Bank, FedFirst Financial Corporation and John G. Robinson[3][4]
10.9	Employment Agreement dated as of October 11, 2005 by and between First Federal Savings Bank, FedFirst Financial Corporation and Patrick G. O'Brien[3][4]
10.10	Consulting Agreement between First Federal Savings Bank and Peter D. Griffith[3][4]
10.11	Employment Agreement between First Federal Savings Bank and Richard B. Boyer[1][3]
10.12	Employment Agreement between Exchange Underwriters, Inc. and Richard B. Boyer[1][3]
10.13	Lease Agreement between Exchange Underwriters, Inc. and Richard B. and Wendy A. Boyer[1]
10.14	Employment Agreement dated as of March 23, 2006 by and between First Federal Savings Bank, FedFirst Financial Corporation and Robert C. Barry, Jr.[3][5]
10.15	FedFirst Financial Corporation 2006 Equity Incentive Plan[3][6]
10.16	Amendment, effective September 19, 2006, to the Employment Agreement dated as of October 11, 2005 by and between first Federal Savings Bank, FedFirst Financial Corporation and John G. Robinson[3]
10.17	Amendment, effective September 19, 2006, to the Employment Agreement dated as of October 11, 2005 by and between first Federal Savings Bank, FedFirst Financial Corporation and Patrick G. O'Brien[3]
21.0	Subsidiaries of the Registrant[1]
23.0	Consent of Edwards Sauer & Owens, P.C.
31.1	Rule 13(a)-14(a)/15d-14(a) Certification of Chief Executive Officer
31.2	Rule 13(a)-14(a)/15d-14(a) Certification of Principal Financial Officer
32.0	Section 1350 Certification of Chief Executive Officer and Principal Financial Officer

(1)Incorporated herein by reference to the Exhibits to the Registration Statement on Form SB-2, and amendments thereto, initially filed on December 17, 2004, Registration No. 333-121405.

(2)Incorporated herein by reference to the Exhibits to FedFirst Financial Corporation's Form 10-QSB filed on November 9, 2006.

(3)Management contract or compensation plan or arrangement.

(4)Incorporated herein by reference to the Exhibits to FedFirst Financial Corporation's Form 10-QSB filed on November 14, 2005.

(5)Incorporated herein by reference to the Exhibits to FedFirst Financial Corporation's Form 10-KSB filed on March 30, 2006.

(6)Incorporated herein by reference to Appendix C to the Proxy Statement for FedFirst Financial Corporation's 2006 Stockholders Meeting filed on April 13, 2006.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information relating to the principal accountant fees and expenses is incorporated herein by reference to FedFirst Financial's Proxy Statement for the 2007 Annual Meeting of Stockholders.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FedFirst Financial Corporation

Date: March 26, 2007

/s/ John G. Robinson
By: John G. Robinson
President and Chief Executive Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ John G. Robinson John G. Robinson	President, Chief Executive Officer and Director (principal executive officer)	March 26, 2007
/s/ Robert C. Barry, Jr. Robert C. Barry, Jr.	Senior Vice President and Chief Financial Officer	March 26, 2007
/s/ Richard B. Boyer Richard B. Boyer	Director	March 26, 2007
/s/ Joseph U. Frye Joseph U. Frye	Director	March 26, 2007
/s/ John M. Kish John M. Kish	Director	March 26, 2007
/s/ John J. LaCarte John J. LaCarte	Director	March 26, 2007
/s/ Jack M. McGinley Jack M. McGinley	Director	March 26, 2007
/s/ David L. Wohleber David L. Wohleber	Director	March 26, 2007

FEDFIRST FINANCIAL CORPORATION AND SUBSIDIARIES
MONESSEN, PENNSYLVANIA

FINANCIAL STATEMENTS

Contents

EDWARDS
SAUER &
OWENS, P.C.

Certified Public Accountants & Business Advisors

500 Warner Centre, 332 Fifth Avenue, Pittsburgh, PA 15222
Phone: 412-281-9211 Fax: 412-281-2407
www.esocpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
FedFirst Financial Corporation and subsidiaries
Monessen, Pennsylvania

We have audited the accompanying consolidated Statements of Financial Condition of FedFirst Financial Corporation and subsidiaries (the "Company") as of December 31, 2006 and 2005 and the related consolidated statements of income (loss), changes in stockholders' equity and comprehensive income (loss) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FedFirst Financial Corporation and Subsidiaries as of December 31, 2006 and 2005 and the results of its operations and cash flows for the years then ended, in conformity with accepted accounting principles generally accepted in the United States of America.

Edwards Sauer & Owens, P.C.
Pittsburgh, Pennsylvania
March 12, 2007

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31,	2006	2005
(Dollars in thousands except share data)		
Assets		
Cash and cash equivalents:		
Cash and due from banks	$ 1,561	$ 1,437
Interest-earning deposits	2,871	4,895
Total cash and cash equivalents	4,432	6,332
Securities available-for-sale	83,045	77,947
Loans, net	174,718	171,162
Federal Home Loan Bank ("FHLB") stock, at cost	4,901	5,147
Accrued interest receivable - loans	1,033	1,028
Accrued interest receivable - securities	559	357
Premises and equipment, net	2,162	2,070
Bank-owned life insurance	7,259	6,984
Goodwill	1,080	1,080
Real estate owned	569	21
Other assets	1,232	1,193
Deferred tax assets and tax credit carryforwards	2,527	2,855
Total assets	$ 283,517	$ 276,176
Liabilities and Stockholders' Equity		
Deposits:		
Noninterest-bearing	$ 5,409	$ 3,181
Interest-bearing	138,086	121,716
Total deposits	143,495	124,897
FHLB advances	89,323	102,404
Advance payments by borrowers for taxes and insurance	254	291
Accrued interest payable - deposits	1,180	636
Accrued interest payable - borrowings	319	325
Other liabilities	2,521	2,157
Total liabilities	237,092	230,710
Minority interest in subsidiary	79	66
Stockholders' equity:		
Preferred stock $0.01 par value; 10,000,000 shares authorized; none issued	–	–
Common stock $0.01 par value; 20,000,000 shares authorized; 6,707,500 and 6,612,500 shares issued and outstanding	67	66
Additional paid-in-capital	28,787	28,648
Retained earnings - substantially restricted	20,475	20,131
Accumulated other comprehensive loss, net of deferred taxes of $(475) and $(661)	(737)	(1,026)
Unearned Employee Stock Ownership Plan ("ESOP")	(2,246)	(2,419)
Total stockholders' equity	46,346	45,400
Total liabilities and stockholders' equity	$ 283,517	$ 276,176

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

Years Ended December 31,	**2006**	**2005**
(Dollars in thousands)		
Interest income:		
Loans	$ 10,004	$ 9,645
Securities	3,421	3,317
Other interest-earning assets	444	469
Total interest income	13,869	13,431
Interest expense:		
Deposits	4,018	3,134
FHLB advances	3,645	3,913
Total interest expense	7,663	7,047
Net interest income	6,206	6,384
Provision for loan losses	84	85
Net interest income after provision for loan losses	6,122	6,299
Noninterest income:		
Fees and service charges	361	435
Insurance commissions	1,527	1,461
Income from bank-owned life insurance	275	273
Net loss on sales of securities available-for-sale	—	(1)
Net gain on sales of real estate owned	33	—
Other	44	46
Total noninterest income	2,240	2,214
Noninterest expense:		
Compensation and employee benefits	4,782	5,728
Occupancy	838	833
FDIC insurance premiums	42	70
Data processing	321	277
Other	1,647	1,581
Total noninterest expense	7,630	8,489
Minority interest in net income of consolidated subsidiary	51	38
Income (loss) before income tax expense (benefit)	681	(14)
Income tax expense	337	88
Net income (loss)	$ 344	$ (102)

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

(Dollars in thousands)	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned ESOP Shares	Total Stockholders' Equity	Comprehensive Income (Loss)
Balance at January 1, 2005	$ —	$ —	$20,253	$ (217)	$ —	$20,036	$ —
Comprehensive income:							
Net loss	—	—	(102)	—	—	(102)	(102)
Unrealized loss on securities available-for-sale, net of tax of $(522)	—	—	—	(810)	—	(810)	(810)
Reclassification adjustment, net of tax of $1	—	—	—	1	—	1	1
Issuance of common stock [1]	63	26,080	—	—	—	26,143	
Issuance of common stock to establish ESOP	3	2,589	—	—	(2,592)	—	
ESOP shares committed to be released	—	(21)	—	—	173	152	
Dividends paid by subsidiary	—	—	(20)	—	—	(20)	
Total comprehensive loss							$ (911)
Balance at December 31, 2005	66	28,648	20,131	(1,026)	(2,419)	45,400	
Comprehensive income:							
Net income	—	—	344	—	—	344	$ 344
Unrealized gain on securities available-for-sale, net of tax of $(186)	—	—	—	289	—	289	289
Issuance of common stock	1	—	—	—	—	1	
ESOP shares committed to be released	—	(2)	—	—	173	171	
Stock-based compensation expense	—	141	—	—	—	141	
Total comprehensive income							$ 633
Balance at December 31, 2006	$ 67	$28,787	$20,475	$ (737)	$(2,246)	$46,346	

(1)Additional paid-in capital balance is net of stock issuance costs of approximately $1.1 million.

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31,	**2006**	**2005**
(Dollars in thousands)		
Cash flows from operating activities:		
Net income (loss)	$ 344	$ (102)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
Minority interest in net income of consolidated subsidiary	51	38
Provision for loan losses	84	85
Depreciation	295	341
Net loss on sales of securities available-for-sale	—	1
Net gain on sales of real estate owned	(33)	—
Net gain on sale of student loan portfolio	(29)	—
Deferred income taxes	337	81
Net accretion (amortization) of security premiums and loan costs	187	(89)
Amortization of investments in affordable housing projects	—	200
Non cash expense for ESOP	171	152
Non cash expense for stock-based compensation	141	—
Increase in accrued interest receivable	(207)	(46)
Increase in bank-owned life insurance	(275)	(273)
(Increase) decrease in other assets	(955)	170
Increase in other liabilities	1,038	576
Net cash provided by operating activities	1,149	1,134
Cash flows from investing activities:		
Net loan (originations) repayments	(5,127)	5,638
Proceeds from sale of student loan portfolio	1,441	—
Purchases of mortgage loans	—	(20,228)
Proceeds from maturities of and principal repayments of securities available-for-sale	14,352	24,951
Proceeds from sales of securities available-for-sale	—	4,660
Purchases of securities available-for-sale	(19,146)	(22,443)
Purchases of premises and equipment	(387)	(308)
Decrease in FHLB stock, at cost	246	1,241
Proceeds from sales of real estate owned	92	—
Purchase of bank-owned life insurance	—	(175)
Net cash used in investing activities	(8,529)	(6,664)
Cash flows from financing activities:		
Net decrease in FHLB advances	(13,081)	(8,012)
Net increase (decrease) in deposits	18,598	(12,492)
Decrease in advance payments by borrowers for taxes and insurance	(37)	(472)
Dividends paid	—	(20)
Proceeds from stock offering, net	—	28,735
Establishment of ESOP	—	(2,592)
Net cash provided by financing activities	5,480	5,147
Net decrease in cash and cash equivalents	(1,900)	(383)
Cash and cash equivalents, beginning of year	6,332	6,715
Cash and cash equivalents, end of year	$ 4,432	$ 6,332
Supplemental cash flow information:		
Cash paid for:		
Interest on deposits, advances, and other borrowings	$ 9,466	$ 7,134
Income tax expense	$ 64	$ 396
Supplemental cash flow information:		
Real estate acquired in settlement of loans	$ 569	$ 21

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Nature of Operations

The accompanying Consolidated Financial Statements include the accounts of FedFirst Financial Corporation, a federally chartered holding Company ("FedFirst Financial" or the "Company"), whose wholly owned subsidiaries are First Federal Savings Bank (the "Bank"), a federally chartered stock savings bank, and FedFirst Exchange Corporation ("FFEC"). FFEC has an 80% controlling interest in Exchange Underwriters, Inc. Exchange Underwriters, Inc. is a full-service, independent insurance agency that offers property and casualty, life, health, commercial liability, surety and other insurance products. The Company is a majority owned subsidiary of FedFirst Financial Mutual Holding Company ("FFMHC"), a federally chartered mutual holding company. FFMHC has had virtually no operations and assets other than an investment in the Company, and is not included in these financial statements. All significant intercompany transactions have been eliminated.

The Bank provides a full range of banking services to individual and business customers from its eight locations in southwestern Pennsylvania, including a new branch in Peters Township which opened in July 2006. Additionally, through Exchange Underwriters, Inc. the Bank participates in the insurance business in southwestern Pennsylvania. The Bank is subject to competition from other financial institutions and to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

On April 6, 2005, FedFirst Financial completed its initial public offering. The Company registered and sold 2,975,625 shares of common stock, par value $0.01. In connection with the offering, the Company also sold 3,636,875 shares of common stock to FFMHC at $0.01 per share. As a result, FFMHC owned 55% of the Company's original issuance of common stock. Proceeds from the offering totaled $28.7 million, net of stock issuance costs of approximately $1.1 million.

On September 21, 2006 the Company issued 95,000 shares of common stock in conjunction with the FedFirst Financial Corporation 2006 Equity Incentive Plan. As a result, the issued shares outstanding increased to 6,707,500 which reduced FFMHC's ownership to 54% of the Company's common stock.

Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and income and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company has defined cash and cash equivalents as those amounts included in the statements of financial condition as cash and due from banks and interest-earning deposits.

Securities

The Company classifies securities at the time of purchase as either held-to-maturity, trading or available-for-sale. Securities that the Company has the positive intent and ability to hold to maturity are classified as securities held-to-maturity and are reported at amortized cost. Securities bought and held principally for the purpose of selling them in the near term are classified as securities for trading and reported at fair value with gains and losses included in earnings. The Company has no held-to-maturity or trading securities at December 31, 2006 or 2005, respectively. Securities not classified as held-to-maturity or trading securities are classified as securities available-for-sale and are reported at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Interest income includes amortization of purchase premium or discount. Premiums and discounts are amortized using the level yield method. Net gain or loss on the sale of securities is based on the amortized cost of the specific security sold.

Loans

Loans are stated at the outstanding principal amount of the loans, net of premiums and discounts on loans purchased, deferred loan costs, the allowance for loan losses and loans in process. Interest income on loans is accrued and credited to interest income as earned. Loans are generally placed on nonaccrual status at the earlier of when they become delinquent 90 days or more as to principal or interest or when it appears that principal or interest is uncollectible. Interest accrued prior to a loan being placed on nonaccrual status is subsequently reversed. Interest income on nonaccrual loans is recognized only in the period in which it is ultimately collected. Loans are returned to an accrual status when factors indicating doubtful collectibility no longer exist.

Loan fees, and direct costs for originating loans, are deferred and the net fee or cost is amortized to interest income as a yield adjustment over the contractual lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that in management's judgment should be charged off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, peer group information, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, prevailing economic conditions and other factors. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is evaluated in total for smaller balance homogenous loans of similar nature, such as one-to-four family residential mortgage and consumer loans, and on an individual basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported net at the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred. Total advertising expense was approximately $147,000 and $129,000 for the years ended December 31, 2006 and 2005, respectively.

Real Estate Owned

When properties are acquired through foreclosure, they are transferred at the lower of the book value or estimated fair value and any required write-downs are charged to the allowance for loan losses. Subsequently, such properties are carried at the lower of the adjusted cost or fair value less estimated selling costs. Estimated fair value of the property is generally based on an appraisal.

Premises and Equipment

Land is carried at cost. Office properties and equipment are carried at cost less accumulated depreciation and amortization. Buildings and leasehold improvements are depreciated using the straight-line method using useful lives ranging from 10 to 40 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Furniture, fixtures, and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 10 years. Charges for maintenance and repairs are expensed as incurred.

Bank-Owned Life Insurance

The Company purchased insurance on the lives of certain key employees which includes executive officers and directors. The policies accumulate asset values to meet future liabilities including the payment of employee benefits. Increases in the cash surrender value are recorded as noninterest income in the Consolidated Statements of Income (Loss). The cash surrender value of bank-owned life insurance is recorded as an asset on the Consolidated Statements of Financial Condition.

Goodwill

Goodwill represents the excess of the cost of Exchange Underwriters, Inc. as of June 1, 2002 over the fair value of its net assets. The Company adopted the provisions of Statement of Financial Accounting Standard ("SFAS") No. 142, *Goodwill and Other Intangible Assets,* which requires that goodwill be reported separate from other intangible assets in the Statement of Financial Condition and not be amortized but tested for impairment annually, or more frequently if impairment indicators arise for impairment. No impairment charge was deemed necessary for the years ended December 31, 2006 and 2005, respectively.

Income Taxes

The provision for income taxes is the total of the current year income tax due or refundable and the change in the deferred tax assets and liabilities. Deferred tax assets and liabilities are the estimated future tax consequences attributable to differences between the financial statements' carrying amounts of existing assets and liabilities and their respective tax bases, computed using enacted tax rates. The realization of deferred tax assets is assessed and a valuation allowance provided, when necessary, for that portion of the asset which is not likely to be realized. Management believes, based upon current facts, that it is more likely than not there will be sufficient taxable income in future years to realize the recorded deferred tax assets. The Company and its subsidiaries file a consolidated federal return.

Investment in Affordable Housing Projects

The Company accounted for its limited partnership interests in affordable housing projects under the cost-recovery method. The investment was included in other assets in the Consolidated Statements of Financial Condition. The Company received tax credits each year over a ten-year period, contingent upon the affordable housing projects meeting certain qualified tenant occupancy rates as defined in the Internal Revenue Code Section 42. The investment was completely amortized at December 31, 2005. The investment was amortized in proportion to the current year tax credit over the total tax credit available.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company did not record any tax credits for the year ended December 31, 2006 but did record tax credits of approximately $200,000 for the year ended December 31, 2005.

At December 31, 2006 and 2005, there was approximately $1.0 million of credits available but were not utilized. The credits have been reflected as an asset, and are available to be used to offset future taxes payable with the credits expiring in years 2021 through 2025.

Comprehensive Income

The Company is required to present comprehensive income and its components in a full set of general purpose financial statements for all periods presented. Other comprehensive income is comprised of net unrealized holding gains (losses) on its available-for-sale securities. The Company has elected to report the effects of its other comprehensive income as part of the Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income (Loss).

Federal Home Loan Bank System

The Company is a member of the Federal Home Loan Bank System. As a member, the Bank maintains an investment in the capital stock of the FHLB of Pittsburgh of 1.0% of its outstanding conventional mortgage loans, 0.3% of its total assets or 1/20 of its advances (borrowings), whichever is greater. Deficiencies, if any, in the required investment at the end of any reporting period are purchased in the subsequent reporting period. The Company may receive dividends on its FHLB capital stock, which are included in interest income and are recognized when declared. The investment is carried at cost. No ready market exists for the stock, and it has no quoted market value.

Earnings Per Share

Basic earnings per common share is calculated by dividing the net income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share is computed in a manner similar to basic earnings per common share except that the weighted-average number of common shares outstanding is increased to include the incremental common shares (as computed using the treasury stock method) that would have been outstanding if all potentially dilutive common stock equivalents were issued during the period. Common stock equivalents include restricted stock awards and stock options. Anti-dilutive shares are common stock equivalents with weighted-average exercise prices in excess of the weighted-average market value for the periods presented. Unallocated common shares held by the Employee Stock Ownership Plan ("ESOP") are not included in the weighted-average number of common shares outstanding for purposes of calculating both basic and diluted earnings per common share until they are committed to be released. The Company had no publicly held shares outstanding prior to the Company's initial public offering on April 6, 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock-Based Compensation

On May 24, 2006, FedFirst Financial Corporation's stockholders approved the 2006 Equity Incentive Plan (the "Plan"). The purpose of the Plan is to promote the Company's success and enhance its value by linking the personal interests of its employees, officers, directors and directors emeritus to those of the Company's stockholders, and by providing participants with an incentive for outstanding performance. All of the Company's salaried employees, officers and directors are eligible to participate in the Plan. The Plan authorizes the granting of options to purchase shares of the Company's stock, which may be non-statutory stock options or incentive stock options, and restricted stock which is subject to restrictions on transferability and subject to forfeiture. The Plan reserved an aggregate number of 453,617 shares of which 324,012 may be issued in connection with the exercise of stock options and 129,605 may be issued as restricted stock.

On August 8, 2006, the non-employee directors (including director emeritus) were granted an aggregate of 22,500 restricted shares of common stock and 50,000 options to purchase shares of common stock. In addition, on the same date, certain officers and key employees of the Company were awarded an aggregate of 72,500 restricted shares of common stock and 183,000 options to purchase shares of common stock. The awards vest over five years at the rate of 20% per year. The contractual life of the stock options is 10 years from date of grant.

The Company's common stock closed at $10.11 per share on August 8, 2006, which is the exercise price of the options granted on that date. The market value of the restricted stock awards was approximately $960,450, before the impact of income taxes. The estimated value of the stock options was $736,280, before the impact of income taxes. The Company recognizes expense associated with the awards over the five-year vesting period in accordance with SFAS No. 123(R), *Share-Based Payment*. Compensation expense recorded for the year ended December 31, 2006 was $141,000. As of December 31, 2006, there was $1.6 million of total unrecognized compensation cost related to nonvested stock-based compensation. This compensation expense cost is expected to be recognized ratably over the remaining service period of 4.50 years.

The per share weighted-average fair value of stock options granted with an exercise price equal to the market value on August 8, 2006 was $3.16, using the Black-Scholes-Merton option pricing model with the following assumptions: expected life of 7 years, expected dividend rate of 0%, risk-free interest rate of 5.25% and an expected volatility of 10%.

Reclassifications of Prior Year's Statements

Certain previously reported items have been reclassified to conform to the current year's classifications.

Recent Accounting Pronouncements

Fair Value Measurements: In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, *Fair Value Measurements.* SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

fair value measurements. This Statement does not require any new fair value measurements, however, for some entities the application of this Statement will change current practice. This statement, which the Company does not anticipate having a material effect on its financial condition or operations upon adoption, is effective for years beginning after November 15, 2007 and interim periods within those fiscal years.

Accounting for Pensions and Other Postretirement Plans: In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132 (R) ("SFAS 158").* SFAS 158 requires an employer to recognize the funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The funded status of a benefit plan is defined as the difference between the fair value of the plan assets and the plans benefit obligation. For a pension plan the benefit obligation is the projected benefit obligation and for any other postretirement benefit plan, such as a retiree health care plan, the benefit obligation is the accumulated postretirement benefit obligation. SFAS 158 requires an employer to recognize as a component of other comprehensive income, net of tax, the gains and losses and prior service costs or credits that arise during the period but that are not recognized as components of net periodic benefit costs pursuant to SFAS 87. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end. Additional footnote disclosure is also required about certain effects on net periodic benefit cost for the next year that arise from the delayed recognition of gains or losses, prior service costs or credits, and transition asset or obligation. SFAS 158 is effective for the year ended December 31, 2006.

Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements: In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, *Topic 1: Financial Statements, N. Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* ("SAB 108"). SAB 108 was issued to express the staff's views regarding the process of quantifying financial statement misstatements. The interpretations in SAB 108 were issued to address diversity in practice in quantifying financial statement misstatements and the potential under current practice for the build up of improper amounts in the balance sheet. SAB 108 clarifies that both the "rollover" and "iron curtain" methods should be used in evaluating misstatements. This interpretation was effective immediately and did not have a material effect on the Company's financial condition or operations.

Accounting for Uncertainty in Income Taxes: In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 ("FIN 48").* This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This interpretation is effective for years beginning after December 15, 2006. The adoption of this Interpretation is not expected to have a material impact on the Company's financial condition or operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Securities

The following table sets forth the amortized cost and fair value of securities available-for-sale at the dates indicated (dollars in thousands).

December 31, 2006	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale:				
Government-Sponsored				
Enterprise securities	$ 30,475	$ 14	$ 453	$ 30,036
Mortgage-backed securities	14,892	96	103	14,885
REMICs	34,831	52	762	34,121
Corporate debt securities	4,010	—	56	3,954
Equity securities	49	—	—	49
Total securities available-for-sale	$ 84,257	$ 162	$ 1,374	$ 83,045

December 31, 2005	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale:				
Government-Sponsored				
Enterprise securities	$ 15,425	$ —	$ 529	$ 14,896
Mortgage-backed securities	23,373	118	165	23,326
REMICs	36,737	25	1,060	35,702
Corporate debt securities	4,024	—	76	3,948
Other debt securities	26	—	—	26
Equity securities	49	—	—	49
Total securities available-for-sale	$ 79,634	$ 143	$ 1,830	$ 77,947

The following table presents gross unrealized losses and the fair value of securities aggregated by category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2006 (dollars in thousands).

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government-Sponsored						
Enterprise securities	$ 11,042	$ 41	$ 15,014	$ 412	$ 26,056	$ 453
Mortgage-backed securities	1,479	2	4,078	101	5,557	103
REMICs	771	—	27,374	762	28,145	762
Corporate debt securities	—	—	3,954	56	3,954	56
Total securities temporarily impaired	$ 13,292	$ 43	$ 50,420	$ 1,331	$ 63,712	$ 1,374

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The policy of the Company is to recognize an other-than-temporary impairment on equity securities where the fair value has been significantly below cost for three consecutive quarters. For fixed-maturity investments with unrealized losses due to interest rates where the Company has the positive intent and ability to hold the investment for a period of time sufficient to allow a market recovery, declines in value below cost are not assumed to be other-than-temporary. The Company reviews its position quarterly and has asserted that at December 31, 2006 the declines outlined in the above table represents temporary declines and the Company does have the intent and ability to hold those securities either to maturity or to allow a market recovery.

The Company has concluded that any impairment of its securities portfolio is not other-than-temporary, but is the result of interest rate changes, sector credit rating changes, or company-specific rating changes that are not expected to result in the non-collection of principal and interest during the period.

The amortized cost and fair value of securities at December 31, 2006 by contractual maturity are as follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (dollars in thousands).

	Amortized Cost	Fair Value
Due in one year or less	$ 2,002	$ 2,000
Due from one to five years	13,483	13,142
Due from five to ten years	8,721	8,585
Due after ten years	60,002	59,269
No scheduled maturity	49	49
Total	$ 84,257	$ 83,045

Securities with amortized cost and fair value of $19.3 million and $19.5 million, respectively at December 31, 2006 were pledged to secure FHLB advances, public deposits and for other purposes required or permitted by law. Securities with an amortized cost and fair value of $24.0 and $23.6 million, respectively were pledged at December 31, 2005.

The Company had no sales of securities available-for-sale for the year ended December 31, 2006. Proceeds from the sales of securities available-for-sale for the year ended December 31, 2005 were $4.7 million. Related realized losses totaled $1,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Loans

The following table sets forth the composition of the Company's loan portfolio at the dates indicated (dollars in thousands).

December 31,	2006	2005
Real estate-mortgage		
One-to-four family residential	$ 133,821	$ 133,189
Multi-family	18,410	21,552
Commercial	5,437	4,121
Total real estate-mortgage loans	157,668	158,862
Real estate-construction		
Residential	5,021	4,366
Commercial	1,750	1,000
Total real estate-construction	6,771	5,366
Consumer		
Education and consumer	531	1,955
Home equity	9,470	6,264
Loans on savings accounts	493	416
Home improvement and other	381	470
Total consumer loans	10,875	9,105
Commercial business	2,616	1,271
Total loans	$ 177,930	$ 174,604
Premium on loans purchased	465	524
Net deferred loan costs	432	385
Discount on loans purchased	(139)	(166)
Loans in process	(3,104)	(3,385)
Allowance for loan losses	(866)	(800)
Loans, net	$ 174,718	$ 171,162

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company's primary lending area is southwestern Pennsylvania. The Company requires collateral on all real estate mortgage loans and generally maintains loan-to-value ratios of no greater than 80% without private mortgage insurance. Loan-to-value ratios on home equity loans may exceed 80%.

Activity in the allowance for loan losses was as follows (dollars in thousands):

Years Ended December 31,	2006	2005
Beginning balance	$ 800	$ 725
Provision for loan losses	84	85
Charge-offs	(18)	(10)
Recoveries	—	—
Ending balance	$ 866	$ 800

At December 31, 2006 and 2005, there were no significant loans deemed to be impaired.

The nonaccrual loans in the following table for the years ended December 31, 2006 and 2005 consist primarily of one-to-four family residential mortgage loans. Nonperforming loans were as follows (dollars in thousands):

December 31,	2006	2005
Accruing loans past due 90 days or more	$ —	$ 16
Nonaccrual loans	767	255
Total nonperforming loans	$ 767	$ 271

4. Premises and Equipment

Premises and equipment are summarized by major classifications as follows (dollars in thousands):

December 31,	2006	2005
Land	$ 426	$ 426
Buildings and leasehold improvements	3,758	3,637
Furniture, fixtures and equipment	2,604	2,338
Total, at cost	$ 6,788	$ 6,401
Less accumulated depreciation	4,626	4,331
Premises and equipment, net	$ 2,162	$ 2,070

Depreciation expense was approximately $295,000 and $341,000 for the years ended December 31, 2006 and 2005, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Deposits

Deposits are summarized as follows (dollars in thousands):

December 31,	2006	2005
Noninterest-bearing demand deposits	$ 5,409	$ 3,181
Interest-bearing demand deposits	12,530	13,225
Savings accounts	26,525	30,797
Money market accounts	7,663	5,319
Certificates of deposit	91,368	72,375
Total deposits	$ 143,495	$ 124,897

Interest expense by deposit category is as follows (dollars in thousands):

Years Ended December 31,	2006	2005
Interest-bearing demand deposits	$ 62	$ 94
Savings accounts	289	334
Money market accounts	107	79
Certificates of deposit	3,560	2,627
Total interest expense	$ 4,018	$ 3,134

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 totaled $15.8 million and $8.9 million at December 31, 2006 and 2005, respectively. Deposit amounts in excess of $100,000 are generally not federally insured, with the exception of certain self-directed retirement accounts which are insured up to $250,000.

Scheduled maturities of certificates of deposit were as follows (dollars in thousands):

December 31,	2006		2005
2007	$ 61,192	2006	$ 34,407
2008	9,675	2007	15,118
2009	5,087	2008	5,804
2010	4,619	2009	4,287
2011 and thereafter	10,795	2010 and thereafter	12,759
Total	$ 91,368	Total	$ 72,375

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Federal Home Loan Bank Advances

FHLB advances consisted of the following (dollars in thousands):

	Weighted Average Rate		Balance	
December 31,	**2006**	**2005**	**2006**	**2005**
Due in one year or less	4.73%	4.41%	$ 40,520	$ 33,500
Due in one to two years	3.58	3.14	15,524	12,736
Due in two to three years	3.95	3.46	5,846	17,527
Due in three to four years	3.38	3.93	11,294	6,134
Due in four to five years	4.30	3.37	8,421	14,072
Due in five to ten years	4.16	4.15	7,718	18,435
Total advances	4.22%	3.87%	$ 89,323	$ 102,404

Advances from the FHLB of Pittsburgh are secured by the Bank's stock in the FHLB of Pittsburgh and certain qualifying residential mortgage loans and mortgage-backed securities to the extent that the defined statutory value must be at least equal to the advances outstanding. The maximum remaining borrowing capacity at December 31, 2006 and 2005 is approximately $99.2 million and $88.6 million, respectively. The advances are subject to restrictions or penalties in the event of prepayment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Earnings Per Share

Basic earnings per common share is calculated by dividing the net income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share is computed in a manner similar to basic earnings per common share except that the weighted-average number of common shares outstanding is increased to include the incremental common shares (as computed using the treasury stock method) that would have been outstanding if all potentially dilutive common stock equivalents were issued during the period. Common stock equivalents include restricted stock awards and stock options. Anti-dilutive shares are common stock equivalents with weighted-average exercise prices in excess of the weighted-average market value for the periods presented. There was no dilution from stock options for the year ended December 31, 2006. Unallocated common shares held by the Employee Stock Ownership Plan ("ESOP") are not included in the weighted-average number of common shares outstanding for purposes of calculating both basic and diluted earnings per common share until they are committed to be released.

Years Ended December 31,	**2006**	**2005**
(Dollars in thousands, except for per share data)		
Net income (loss)	$ 344	$ (102)
Weighted-average shares outstanding:		
Basic	6,379,211	N/A
Effect of dilutive stock options and restrictive stock awards	50,354	N/A
Diluted	6,429,565	N/A
Earnings per share:		
Basic	$ 0.05	N/A
Diluted	$ 0.05	N/A

Earnings per common share data is not presented for the year ended December 31, 2005 as the Company had no publicly held shares outstanding prior to the Company's initial public offering on April 6, 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Operating Leases

The Company leases certain properties under operating leases expiring in various years through 2011. Lease expense was $90,000 and $53,000 for the years ended December 31, 2006 and 2005, respectively.

Minimum future rental payments under noncancelable operating leases are as follows (dollars in thousands):

For the year ended December 31,	2006
2007	$ 78
2008	80
2009	77
2010	56
2011	9
Thereafter	—
Total	$ 300

9. Income Taxes

The difference between actual income tax expense (benefit) and the amount computed by applying the federal statutory income tax rate of 34% to income before income taxes are reconciled as follows (dollars in thousands):

Years ended December 31,	2006	2005
Computed income tax expense (benefit)	$ 232	$ (5)
Increase (decrease) resulting from:		
State taxes (net of federal benefit)	97	(3)
Nontaxable BOLI income	(93)	(93)
Stock-based compensation (ISO's)	37	—
Other, net	64	189
Actual income tax expense	$ 337	$ 88
Effective tax rate	N/A	N/A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as follows (dollars in thousands):

December 31,	2006	2005
Deferred tax assets:		
Allowance for loan losses	$ 294	$ 272
Investments in affordable housing projects	104	104
Postretirement benefits	607	579
Net operating loss	205	354
Stock-based compensation (NSO's)	11	–
Net unrealized loss on securities available-for-sale	475	661
Total deferred tax assets	1,696	1,970
Deferred tax liabilities:		
Deferred loan costs	(147)	(131)
Depreciation and amortization	(62)	(24)
Total deferred tax liabilities	(209)	(155)
Net deferred tax assets	1,487	1,815
Tax credit carryforwards	1,040	1,040
Total deferred tax assets and tax credit carryforwards	$ 2,527	$ 2,855

The Company has established a valuation in the amount of $98,000 which represents the remaining 2004 state tax loss carryforward, which expires in 2007. Management believes that it has adequate taxable income and carrybacks to realize the remaining deferred tax assets. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Income tax expense is summarized as follows (dollars in thousands):

Years ended December 31,	2006	2005
Currently payable	$ –	$ 7
Deferred expense	337	81
Total tax expense	337	88

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table following) of Total and Tier I capital to risk-weighted assets and of Tier I capital to adjusted total assets, all of which are defined by the regulatory agencies to which the Bank is subject. Management believes, at December 31, 2006, that the Bank meets all capital adequacy requirements to which it is subject.

At December 31, 2006, the most recent notification from the Regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes would change the Bank's categorization.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the Bank's regulatory capital amounts and ratios, as well as the minimum amounts and ratios required to be well capitalized (dollars in thousands).

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective	
December 31, 2006	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Total capital (to risk weighted assets)	$32,608	24.61%	$10,601	8.0%	$13,252	10.0%
Tier I capital (to risk weighted assets)	31,742	23.95%	5,301	4.0%	7,951	6.0%
Tier I capital (to adjusted total assets)	31,742	11.19%	11,348	4.0%	14,185	5.0%
Tangible capital (to tangible assets)	$31,742	11.19%	$ 4,255	1.5%	N/A	N/A
December 31, 2005	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Total capital (to risk weighted assets)	$31,847	25.05%	$10,170	8.0%	$12,713	10.0%
Tier I capital (to risk weighted assets)	31,047	24.42%	5,085	4.0%	7,628	6.0%
Tier I capital (to adjusted total assets)	31,047	11.23%	11,056	4.0%	13,820	5.0%
Tangible capital (to tangible assets)	$31,047	11.23%	$ 4,146	1.5%	N/A	N/A

The following is a reconciliation of the Bank's equity under GAAP to regulatory capital at the dates indicated (dollars in thousands):

December 31,	2006	2005
GAAP equity	$ 32,085	$ 31,101
Goodwill	(1,080)	(1,080)
Accumulated other comprehensive loss (income)	737	1,026
Tier I capital	31,742	31,047
General regulatory allowance for loan losses	866	800
Total capital	$ 32,608	$ 31,847

Federal banking regulations place certain restrictions on dividends paid by the Bank to the Company. The total amount of dividends that may be paid at any date is generally limited to the earnings of the Bank for the year to date plus earnings for the prior two fiscal years, net of any prior capital distributions. In addition, dividends paid by the Bank to the Company would be prohibited if the distribution would cause the Bank's capital to be reduced below the applicable minimum capital requirements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Benefit Plans

401(k) Plan

The Company maintains a 401(k) plan for all salaried employees and may make a discretionary contribution to the plan based on a computation in relation to net income and compensation expense. The Company also matches the first 5% of employee deferrals on a graduated scale of 100% of the first 1-3%, and 50% thereafter up to a maximum of 4%. Plan expense was approximately $114,000 and $164,000 for the years ended December 31, 2006 and 2005, respectively. The Company amended the eligibility requirements effective January 1, 2006, related to service, whereby an employee may participate in the plan after three months of employment as compared to one year of service in 2005. Participants must continue to attain 1,000 hours of service.

Supplemental Retirement Plan

The Company maintains a nonqualified defined benefit supplemental executive retirement plan ("SERP") for certain key employees which includes executive officers and directors. The present value of estimated supplemental retirement benefits is charged to operations. A set retirement benefit is provided to the directors, but no set retirement is promised to officers, and no deferral of salary or income is required by the participants. Rather, the company has agreed to place a certain amount of funds into an insurance policy on behalf of the participants. Each year, whatever income the policy generates, in the case of officers, above and beyond a predetermined index rate will be accrued into a retirement account that has been established for the participant. The expense for the years ended December 31, 2006 and 2005 was approximately $235,000 and $709,000, respectively. The significant decrease from 2005 is a result of $517,000 recorded in conjunction with the termination agreement of the former Chief Financial Officer.

Employee Stock Ownership Plan

On April 6, 2005 the Bank established an ESOP, whereby the ESOP purchased 259,210 shares of FedFirst Financial from proceeds provided by the Company in the form of a loan. The effective date of the ESOP is January 1, 2005 and is a accounted for as a leveraged plan. Effective January 1, 2006 the Company amended the eligibility requirements related to service, whereby an employee may participate in the plan after three months of employment as compared to one year of service in 2005. The other requirements for participation in the plan are the attainment of age 21 and completion of 1,000 hours of service. Each plan year, the Bank may, at its discretion, make additional contributions to the plan; however, at a minimum, the Bank has agreed to provide a contribution in the amount necessary to service the debt incurred to acquire the stock.

Shares are scheduled for release as the loan is repaid based on the interest method. The present amortization schedule calls for 17,281 shares to be released each December 31. There were no dividends declared or paid for the years ended December 31, 2006 or 2005.

In connection with the formation of the ESOP, the Company adopted the American Institute of Certified Public Accountants' Statement of Position 93-6, *Employers'*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounting for Employee Stock Ownership Plans. As shares in the ESOP are earned and committed to be released, compensation expense is recorded based on their average fair value. The difference between the average fair value of the shares committed to be released and the cost of those shares to the ESOP is charged or credited to additional paid-in capital. The balance of unearned shares held by the ESOP is shown as a reduction of stockholders' equity. Only those shares in the ESOP which have been earned and are committed to be released are included in the computation of earnings per share.

ESOP compensation expense was $171,000 for the year ended December 31, 2006 compared to $152,000 for the year ended December 31, 2005. There were 17,281 shares earned and committed to be released and 16,931 allocated shares at December 31, 2006. At December 31, 2005 there were 17,281 shares earned and committed to be released. The 224,648 and 241,929 remaining unearned/unallocated shares for the years ended December 31, 2006 and 2005 had an approximate fair market value of $2.2 million.

Directors' Health Insurance Plan

Until May 2004, the Company provided to certain board members, their spouses and qualified dependents postretirement health insurance benefits. Upon plan termination in May 2004 all active board members, their spouses and eligible dependents were no longer eligible for benefits, however, four nonactive individuals continue to receive benefits at December 31, 2006. The plan is substantially fully funded for the remaining four participants. Plan expense is summarized as follows (dollars in thousands).

Years ended December 31,	Expense Accrued	Expense Accrual/ Plan Termination (Reversal)	Net Expense (Benefit)
2006	$ 9	$ –	$ 9
2005	18	(34)	(16)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Stock-Based Compensation

On May 24, 2006, FedFirst Financial Corporation's stockholders approved the 2006 Equity Incentive Plan (the "Plan"). The purpose of the Plan is to promote the Company's success and enhance its value by linking the personal interests of its employees, officers, directors and directors emeritus to those of the Company's stockholders, and by providing participants with an incentive for outstanding performance. All of the Company's salaried employees, officers and directors are eligible to participate in the Plan. The Plan authorizes the granting of options to purchase shares of the Company's stock, which may be non-statutory stock options or incentive stock options, and restricted stock which is subject to restrictions on transferability and subject to forfeiture. The Plan reserved an aggregate number of 453,617 shares of which 324,012 may be issued in connection with the exercise of stock options and 129,605 may be issued as restricted stock.

On August 8, 2006, the non-employee directors (including director emeritus) were granted an aggregate of 22,500 restricted shares of common stock and 50,000 options to purchase shares of common stock. In addition, on the same date, certain officers and key employees of the Company were awarded an aggregate of 72,500 restricted shares of common stock and 183,000 options to purchase shares of common stock. The awards vest over five years at the rate of 20% per year. The contractual life of the stock options is 10 years from date of grant.

The Company's common stock closed at $10.11 per share on August 8, 2006, which is the exercise price of the options granted on that date. The market value of the restricted stock awards was approximately $960,450, before the impact of income taxes. The estimated value of the stock options was $736,280, before the impact of income taxes. The Company recognizes expense associated with the awards over the five-year vesting period in accordance with SFAS No. 123(R), *Share-Based Payment.* Compensation expense recorded for the year ended December 31, 2006 was $141,000. As of December 31, 2006, there was $1.6 million of total unrecognized compensation cost related to nonvested stock-based compensation. This compensation expense cost is expected to be recognized ratably over the remaining service period of 4.50 years.

	Stock Options	
Stock-Based Compensation	**Number of Shares**	**Exercise Price**
Outstanding at January 1, 2006	—	—
Granted	233,000	$ 10.11
Exercised or converted	—	—
Forfeited	—	—
Expired	—	—
Outstanding at December 31, 2006	233,000	$ 10.11
Exercisable at year end	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Stock Options		Restricted Stock Awards	
Nonvested Shares	**Number of Shares**	**Fair-Value Price**	**Number of Shares**	**Fair-Value Price**
Nonvested at January 1, 2006	—	—	—	—
Granted	233,000	$ 3.16	95,000	$ 10.11
Vested	—	—	—	—
Forfeited	—	—	—	—
Nonvested at December 31, 2006	233,000	$ 3.16	95,000	$ 10.11

13. Concentration of Credit Risk

The risk of loss from lending and investing activities includes the possibility that a loss may occur from the failure of another party to perform according to the terms of the loan or investment agreement. This possibility of loss is known as credit risk. Credit risk can be reduced by diversifying the Company's assets to prevent imprudent concentrations. The Company has adopted policies designed to prevent imprudent concentrations within its security and loan portfolio.

One of the investment vehicles for the Company for the years ended December 31, 2006 and 2005 were mortgage-backed securities which are comprised of diversified individual residential mortgage notes. Mortgage-backed securities are guaranteed as to the timely repayment of principal and interest by Government-Sponsored Enterprises. Investments in other securities consist of Government-Sponsored securities which are made to provide and maintain liquidity within the guidelines of applicable regulations.

Substantially all of the Company's loans are made to customers located in southwestern Pennsylvania. The Company does not have any other concentration of credit risk representing greater than 10% of loans.

Off-Balance Sheet Risk

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financial needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, consumer and commercial lines of credit, and fixed and variable-rate mortgage loan commitments with interest rates ranging from 5.9% to 7.5% and are summarized as follows (dollars in thousands).

December 31,	2006	2005
Unused revolving home equity lines of credit	$ 2,080	$ 1,737
Fixed-rate mortgages	2,178	3,232
Variable-rate mortgages	—	230
Unused commercial business lines of credit	1,782	407
Total commitments outstanding	$ 6,040	$ 5,606

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Fair Value of Financial Instruments

The following presents the fair value of financial instruments. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Certain financial instruments and all nonfinancial instruments are excluded from the disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used to estimate fair value disclosures for financial instruments:

Cash and Cash Equivalents

The carrying amounts approximate the asset's fair values.

Securities (Including Mortgage-Backed Securities)

Fair values of securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans

The fair values for one-to-four family residential loans are estimated using discounted cash flow analyses using yields from similar products in the secondary markets. The fair values of consumer and commercial business loans are estimated using discounted cash flow analyses, using interest rates reported in various government releases. The fair values of multi-family and commercial real estate mortgages are estimated using discounted cash flow analysis, using interest rates based on FNMA commitment rates or similar loans.

Accrued Interest Receivable and Accrued Interest Payable

The fair value of these instruments approximates the carrying value.

Federal Home Loan Bank Stock

The carrying amount approximates the asset's fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deposits

The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the repricing date (i.e., their carrying amounts). Fair values of certificates of deposits are estimated using a discounted cash flow calculation that applies the FHLB of Pittsburgh advance yield curve to the maturity schedule of the Bank's certificates of deposit.

Federal Home Loan Bank Advances

The fair value of the advances are estimated using discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Commitments to Extend Credit

These financial instruments are generally not subject to sale and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment, and the fair value determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure purposes. The contractual amounts of unfunded commitments are presented in Note 13 to these financial statements.

The following table sets forth the carrying amount and estimated fair value of financial instruments (dollars in thousands).

December 31,	2006		2005	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 4,432	$ 4,432	$ 6,332	$ 6,332
Securities	83,045	83,045	77,947	77,947
Loans, net	174,718	173,872	171,162	170,344
FHLB stock	4,901	4,901	5,147	5,147
Accrued interest receivable	1,592	1,592	1,385	1,385
Financial liabilities:				
Deposits	143,495	142,545	124,897	124,025
FHLB advances	89,323	88,086	102,404	100,618
Accrued interest payable	1,499	1,499	961	961

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Condensed Financial Statements of Parent Company

Financial information pertaining only to FedFirst Financial Corporation (dollars in thousands).

Statements of Financial Condition

December 31,	2006	2005
Assets		
Cash and cash equivalents	$ 11,832	$ 11,751
Investment in the Bank	32,085	31,223
Loan receivable, ESOP	2,325	2,443
Other assets	135	14
Total assets	$ 46,377	$ 45,431
Liabilities and Stockholders' Equity		
Accrued expenses	31	31
Stockholder's equity	46,346	45,400
Total liabilities and stockholder's equity	$ 46,377	$ 45,431

Statements of Income (Loss)

Years ended December 31,	2006	2005
Interest income	$ 140	$ 110
Other income	–	14
Total income	140	124
Interest expense	–	29
Operating expense	221	162
Total expenses	221	191
Net loss before undistributed income (loss) of subsidiary and income tax benefit	(81)	(67)
Undistributed income (loss) of subsidiary	401	(35)
Income (loss) before income tax (benefit)	320	(102)
Income tax benefit	(24)	–
Net income (loss)	$ 344	$ (102)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Statements of Cash Flows

December 31,	2006	2005
Cash flows from operating activities:		
Net income (loss)	$ 344	$ (102)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Undistributed (income) loss of subsidiary	(401)	35
Noncash stock compensation expense	141	–
Increase in other assets	(121)	(14)
Increase in accrued expenses	–	31
Net cash used in operating activities:	(37)	(50)
Cash flows from investing activities:		
ESOP loan established	–	(2,592)
ESOP principal payment received	118	149
Investment in the Bank	–	(14,500)
Net cash provided by (used in) investing activities:	118	(16,943)
Cash flows from financing activities:		
Proceeds from stock offering, net [1]	–	28,735
Dividends paid	–	(20)
Net cash provided by financing activities:	–	28,715
Net increase in cash and cash equivalents	81	11,722
Cash and cash equivalents at beginning of year	11,751	29
Cash and cash equivalents at end of year	$ 11,832	$ 11,751

(1)Proceeds from stock offering are net of stock issuance costs of approximately $1.1 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. Quarterly Financial Information (Unaudited)

The following table summarizes selected information regarding the Company's results of operations for the periods indicated (dollars in thousands).

Three Months Ended	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
Interest income	$ 3,322	$ 3,400	$ 3,438	$ 3,709
Interest expense	1,783	1,803	1,925	2,152
Net interest income	1,539	1,597	1,513	1,557
Provision for loan losses	20	20	29	15
Net interest income after provision for loan losses	1,519	1,577	1,484	1,542
Noninterest income	725	542	503	470
Noninterest expense	1,832	1,908	1,887	2,003
Minority interest in net income of consolidated subsidiary	31	6	10	4
Income before income tax expense	381	205	90	5
Income tax expense	143	55	35	104
Net income (loss)	$ 238	$ 150	$ 55	$ (99)
Earnings per share basic and diluted	$ 0.04	$ 0.02	$ 0.01	$ (0.02)

Three Months Ended	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
Interest income	$ 3,168	$ 3,437	$ 3,441	$ 3,385
Interest expense	1,761	1,744	1,767	1,775
Net interest income	1,407	1,693	1,674	1,610
Provision for loan losses	—	25	25	35
Net interest income after provision for loan losses	1,407	1,668	1,649	1,575
Noninterest income	660	527	545	482
Noninterest expense	1,735	1,809	2,337	2,608
Minority interest in net income (loss) of consolidated subsidiary	28	11	6	(7)
Income (loss) before income tax expense (benefit)	304	375	(149)	(544)
Income tax expense (benefit)	78	82	(33)	(39)
Net income (loss)	$ 226	$ 293	$ (116)	$ (505)
Earnings per share basic and diluted	N/A	$ 0.05	$ (0.02)	$ (0.08)



MONESSEN
Donner at Sixth Street
Monessen, PA 15062
724-684-6800

DONORA
Meldon at Sixth Street
Donora, PA 15033
724-379-8000

MONONGAHELA
235 West Main Street
Monongahela, PA 15063
724-258-3300

PARK CENTRE
1711 Grand Boulevard
Monessen, PA 15062
724-684-4802

PERRYOPOLIS
101 Independence Street
Perryopolis, PA 15473
724-736-4400

PETERS TOWNSHIP
3515 Washington Road
McMurray, PA 15317
724-941-1935

ROSTRAVER
1670 Broad Avenue
Belle Vernon, PA 15012
724-929-3900

UNIONTOWN
545 West Main Street
Uniontown, PA 15401
724-439-1000

WASHINGTON
95 West Beau Street
Washington, PA 15301
(Opening June 2007)


FEDFIRST
FINANCIAL
CORPORATION


END

www.firstfederal-savings.com